Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

AGCO CORPORATION,

MIDWEST MERGER ACQUISITION COMPANY,

GSI HOLDINGS CORP.

and

THE STOCKHOLDER REPRESENTATIVE NAMED HEREIN

Dated as of September 30, 2011

i

Annexes

Annex A	Definitions

Exhibits

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of By-laws of the Surviving Corporation
Exhibit C	Officers of the Surviving Corporation
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Letter of Transmittal

Disclosure Schedules

Schedule 1(a)	Net Working Capital
Schedule 1(b)	Permitted Liens
Schedule 2.8	Agreed Principles
Schedule 4.1	Organization
Schedule 4.3(a)	Capitalization and Stockholders
Schedule 4.3(b)	Ownership of Company’s Subsidiaries
Schedule 4.3(c)	Equity Interests
Schedule 4.4	Conflicts and Consents
Schedule 4.5(a)	Financial Information
Schedule 4.5(b)	Undisclosed Liabilities
Schedule 4.5(c)	Off-Balance Sheet Arrangements
Schedule 4.6	Adverse Changes
Schedule 4.7(a)	Real Property
Schedule 4.7(a)(i)	Owned Real Property
Schedule 4.7(a)(ii)	Leased Facilities
Schedule 4.7(b)	Validity of Leases
Schedule 4.8(a)	Material Contracts
Schedule 4.8(b)	Validity of Material Contracts
Schedule 4.9	Environmental Matters
Schedule 4.10	Litigation
Schedule 4.11(a)	Compliance with Law
Schedule 4.11(b)	Licenses and Permits
Schedule 4.12(b)	Intellectual Property
Schedule 4.13	Tax Matters
Schedule 4.14(a)	Compliance with Labor Law
Schedule 4.14(b)	Plans
Schedule 4.14(h)	Continuation of Benefits or Coverage
Schedule 4.14(i)	Severance and Accelerated Benefits
Schedule 4.15	Transactions with Related Parties
Schedule 4.17	Insurance
Schedule 5.5	Parent Consents and Approvals
Schedule 6.2(a)	Required Approvals
Schedule 6.3	Conduct of the Business

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of September 30, 2011, by and among AGCO Corporation, a Delaware corporation (“Parent”), Midwest Merger Acquisition Company, a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), GSI Holdings Corp., a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”), and Centerbridge Advisors, LLC, a Delaware limited liability company, solely in its capacity as Stockholder Representative (the “Stockholder Representative”).

RECITALS:

WHEREAS, the Company, through its Subsidiaries, is engaged in the business of manufacturing grain storage, material handling, conditioning and drying equipment, and swine and poultry production equipment and structures (the “Business”);

WHEREAS, the board of directors of the Company (i) has determined that it is advisable and in the best interests of the Company and its stockholders to enter into this Agreement with Parent and Merger Sub to provide for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (ii) has approved this Agreement and the transactions contemplated hereby and (iii) is recommending the adoption of this Agreement by the stockholders of the Company;

WHEREAS, immediately following the execution and delivery of this Agreement, the Company expects to deliver to Parent the action by written consent of stockholders representing a majority in voting power of the outstanding shares of Company Common Stock adopting this Agreement and approving the Merger pursuant to the DGCL (the “Stockholders Approval”);

WHEREAS, Parent has heretofore entered into employment agreements with certain executive officers of the Company;

WHEREAS, the respective boards of directors of Parent and Merger Sub have each unanimously determined that it is advisable and in their respective best interest and the respective best interest of their stockholders to enter into this Agreement to provide for the Merger in accordance with the DGCL; and

WHEREAS, each of the Company, Parent and Merger Sub desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to set forth various conditions to the effectiveness of the Merger;

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.

ARTICLE I

DEFINITIONS

SECTION 1.1. Specific Definitions. Initially capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in Annex A.

SECTION 1.2. Other Terms. In addition to the terms defined in Annex A, below is a list of terms defined elsewhere in this Agreement.

Term	Section
“Action”	6.4(a)
“Additional Merger Consideration”	2.8(f)
“Adjustment Amount”	2.8(f)
“Aggregate Bonus Amount”	6.5(b)
“Aggregate Full Year Bonus Amount”	6.5(c)
“Aggregate Pre-Closing Pro Rata Bonus Amount”	6.5(b)
“Agreed Principles”	2.8(b)
“Agreement”	Preamble
“Base Consideration”	2.7(a)
“Basket Amount”	8.3(c)
“Bonus Plans”	6.5(b)
“Business”	Recitals
“Certificate of Merger”	2.1(a)
“Closing”	2.2(a)
“Closing Date”	2.2(a)
“Closing Date Option Payment”	2.4(a)
“Closing Date Statement”	2.7(b)
“COBRA”	4.14(h)
“Conclusive Date”	2.8(d)
“Company”	Preamble
“Company Common Stock”	2.3(b)
“Company Employee”	6.5
“Conclusive Date”	2.8(d)
“Conclusive Merger Consideration”	2.8(e)
“Conclusive Statement”	2.8(d)
“Confidentiality Agreement”	6.1(b)
“Consents and Approvals”	4.4
“Converted Shares”	2.6(c)
“DGCL”	Recitals
“Dispute Notice”	2.8(c)
“Dissenting Shares”	2.5
“Dissenting Stockholder”	2.5
“D&O Insurance”	6.4(c)
“Effective Time”	2.1(a)
“Environmental Permits”	4.9
“Escrow Agent”	2.6(b)

“Escrow Agreement”	2.6(b)
“Escrow Fund”	2.6(b)
“Estimated Merger Consideration”	2.7(a)
“Excess Amount”	2.8(f)
“Exchange Fund”	2.6(a)
“Financial Statements”	4.5(a)
“Foreign Corrupt Practices Act”	4.18
“HSR Act”	4.4
“Indemnified Person”	6.4(a)
“Indemnitee”	8.2(b)
“Initial Statement”	2.8(a)
“Initial Termination Date”	7.1(b)
“Intellectual Property Registrations”	4.12(b)
“Material Contracts”	4.8(a)
“Merger”	Recitals
“Merger Consideration”	2.7(a)
“Merger Sub”	Preamble
“Neutral Auditor”	2.8(d)
“Non-Third Party Claim”	8.5
“Order”	4.10
“Parent”	Preamble
“Parent Basket Exclusions”	8.3(c)
“Parent Indemnitee”	8.2(a)
“Parties”	Preamble
“Paying Agent”	2.6(a)
“Permits”	4.11(b)
“Plan”	4.14(b)
“Post-Closing Option Payment”	2.4(a)
“Post-Closing Payment”	2.8(g)
“Premium Cap”	6.4(c)
“Proceedings”	4.10
“Prohibitive Order”	3.1(b)
“Representatives”	6.1(a)
“Reserved Amount”	8.9(a)
“Resolution Period”	2.8(c)
“Solvent”	5.9
“Stockholder Basket Exclusions”	8.3(d)
“Stockholder Indemnitee”	8.2(b)
“Stockholder Representative”	Preamble
“Stockholders”	2.6(a)
“Stockholders Approval”	Recitals
“Successor Stockholder Representative”	9.16(e)
“Surviving Corporation”	2.1(b)
“Takeover Laws”	4.2(d)
“Tax Claim”	6.8(f)
“Transaction Bonus Amount”	2.7(a)
“Transaction Bonuses”	6.5(d)
“Termination Date”	7.1(b)
“Vested Option”	2.4(a)

SECTION 1.3. Other Provisions. The following provisions shall be applied wherever appropriate herein: (a) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used; (b) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (c) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (d) all accounting terms not specifically defined herein shall be construed in accordance with GAAP; (e) any references herein to a particular Section, Article, Annex, Exhibit or Schedule shall mean a Section or Article of, or an Annex, Exhibit or Schedule to, this Agreement unless another agreement is specified; (f) all references or citations in this Agreement to statutes or regulations or statutory or regulatory provisions shall, when the context requires, be considered references or citations to such statutes, regulations, or provisions directly or indirectly superseding such statutes, regulations, or provisions referenced or cited; (g) the Annexes, Exhibits and Schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement; (h) the word “including” or any variation thereof shall mean including, without limitation; and (i) unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in U.S. dollars.

ARTICLE II

THE MERGER

SECTION 2.1. The Merger. (a) Subject to the terms and conditions of this Agreement, on the Closing Date, the Company and Merger Sub shall cause to be filed a properly executed certificate of merger conforming to the requirements of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).

(b) Effect of the Merger. At the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

(c) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation until further amended as provided therein or by Applicable Law.

(d) By-Laws. At the Effective Time, the by-laws of the Company shall be amended to read in their entirety as set forth in Exhibit B, and as so amended shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein by the certificate of incorporation of the Surviving Corporation or by Applicable Law.

(e) Officers and Directors. The individuals set forth on Exhibit C shall be the initial officers of the Surviving Corporation and will hold office until their successors are duly elected or appointed and qualify in the manner provided in the certificate of incorporation or by-laws of the Surviving Corporation or as otherwise provided by law, or until their earlier death, resignation or removal. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and will serve until their successors are duly elected or appointed and qualify in the manner provided in the certificate of incorporation or by-laws of the Surviving Corporation or as otherwise provided by law, or until their earlier death, resignation or removal.

SECTION 2.2. The Closing.

(a) The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 at 10:00 a.m. New York City time, as soon as practicable, but in no event later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article III (other than those conditions that by their nature will not be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time and place as the Company and Parent may agree to in writing. Notwithstanding the immediately preceding sentence, either the Company or Parent may by giving written notice to the other no later than two (2) Business Days prior to the date the Closing is scheduled to occur, elect to postpone the Closing Date until the last day of the calendar month in which the Closing is scheduled to occur; provided that if such election is made by Parent, the conditions set forth in Section 3.2 shall be deemed to be fully satisfied as of the date that the Closing would otherwise have occurred. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

(b) At the Closing, in addition to such other actions as may be provided for herein:

(i) the Company shall deliver to Parent the certificate required to be provided by it in Section 3.2(c), and Parent shall deliver to Company the certificate required to be provided by it in Section 3.3(c);

(ii) Parent shall pay the Payoff Amount (other than the amount referred to in clause (v) of the definition thereof) to the Facility Lenders, the Swap Counterparties, the lenders in respect of the Brazilian Debt (if applicable) and Centerbridge Advisors, LLC, as applicable;

(iii) Parent shall pay, or cause the Surviving Corporation to pay, the Company Transaction Expenses in the amount set forth on the Closing Date Statement; and

(iv) Parent shall make the payments required by Section 2.6.

SECTION 2.3. Conversion of Company Common Stock in Merger. At the Effective Time, and subject to the provisions of this Article II, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, the holders of any Options or the holders of any of the following securities:

(a) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time (including any shares of restricted stock, which shall vest at the Effective Time) shall be cancelled and shall be automatically converted into and exchanged for one newly and validly issued, fully paid and non-assessable share of common stock, par value $0.01, of the Surviving Corporation, and such shares shall, collectively, represent all of the issued and outstanding capital stock of the Surviving Corporation;

(b) each share of common stock of the Company, par value $0.01 (the “Company Common Stock”), issued and outstanding at the Effective Time (other than shares to be cancelled in connection with Section 2.3(c) hereof, or Dissenting Shares) shall be cancelled and shall be automatically converted into and exchanged for the right to receive an amount in cash equal to (i) the Closing Date Payment and (ii) at such later date in accordance with Section 2.8, the Post-Closing Payment, if any; and

(c) each share of Company Common Stock held in the treasury of the Company or owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent or the Company immediately prior to the Effective Time shall be cancelled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto.

SECTION 2.4. Options; No Further Rights.

(a) At the Effective Time, and subject to the provisions of this Article II, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holder of any Option, each Option that is vested (or becomes vested as a result of the transactions contemplated hereby), outstanding and unexercised at the Effective Time (each, a “Vested Option”) shall, unless otherwise agreed to in writing by Parent and the holder of such Vested Option prior to the Effective Time, be cancelled and shall be automatically converted into and exchanged for the right to receive, in full satisfaction of the rights of such holder with respect thereto, (i) an amount in cash (the “Closing Date Option Payment”), without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock that would be issued to the holder of such Vested Option if such Vested Option were exercised, multiplied by (y) the excess, if any, of (A) the Closing Date Payment over (B) the exercise price per share of Company Common Stock subject to such Vested Option and (ii) at such later date in accordance with Section 2.8, an amount in cash (the “Post-Closing Option Payment”), if any, without interest, equal to the product of (x) the aggregate number of shares of Company Common Stock that would be issued to the holder of such Vested Option if such Vested Option were exercised, multiplied by (y) the Post-Closing Payment. Payments of the Closing Date Option Payment and Post-Closing Option Payment, if any, shall be made through the Company’s payroll process. Each Option that is outstanding and unexercised but not a Vested Option after giving effect to the transactions contemplated hereby shall be cancelled at the Effective Time for no consideration. For the avoidance of doubt, each Option that vests solely based on continued employment through a future date (as opposed to satisfaction of any performance metrics) shall become a Vested Option immediately prior to the Effective Time.

(b) In connection with the transactions contemplated hereby, the board of directors of the Company (or a committee thereof) has the authority under the 2007 GSI Holdings Corp. Stock Incentive Plan to terminate outstanding Options and shall take action consistent with that authority to terminate outstanding Options so that, as of the Effective Time, each Option that is outstanding and unexercised at the Effective Time shall be canceled and, to the extent set forth in this Section 2.4, converted into and exchanged for the right to receive the payments described in this Section 2.4. Notwithstanding the foregoing, if the exercise price per share of Company Common Stock subject to any Vested Option is equal to or exceeds the sum of the Closing Date Payment and the maximum possible amount of the Post-Closing Payment, such Vested Option shall be cancelled at the Effective Time for no consideration; if the exercise price per share of Company Common Stock subject to any Vested Option exceeds the Closing Date Payment but is less than the sum of the Closing Date Payment and the maximum possible amount of the Post-Closing Payment, such Vested Option shall be cancelled in exchange for the right to receive, if any, the portion of the Post-Closing Option Payment that is equal to (i) the sum of the Closing Date Payment and the Post-Closing Payment over (ii) the exercise price per share of Company Common Stock subject to such Vested Option. Any payments to be made pursuant to this Section 2.4 in respect of any Vested Options shall be reduced by any income or employment tax withholdings required under the Code, any applicable state, local, provincial or foreign Tax laws or any other Applicable Laws.

(c) No Further Rights. From and after the Effective Time, holders of shares of Company Common Stock (other than Dissenting Shares) and Options shall cease to have any rights with respect to the shares of Company Common Stock or Options except for the right to receive the Closing Date Payment (and, if applicable, the Post-Closing Payment) and/or the Closing Date Option Payment (and, if applicable, the Post-Closing Option Payment) to which such holder is entitled in accordance with Section 2.3 or Section 2.4 hereof, as applicable.

SECTION 2.5. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary and to the extent available under the DGCL, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who timely delivers to the Company such holder’s notice of intent to demand payment for such holder’s shares if the Merger is effected, which holder shall not have voted in favor of the Merger or consented thereto in writing and thereafter does not vote in favor of the Merger or consent thereto in writing and who is entitled to, and shall have demanded properly in writing, appraisal for such shares of Company Common Stock in accordance with the DGCL (collectively, the “Dissenting Shares” and each holder of Dissenting Shares, a “Dissenting Stockholder”), shall not be converted into, or represent the right to receive, the Closing Date Payment and the Post-Closing Payment, if any. Such Dissenting Stockholders shall be entitled to receive payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of the DGCL, except that all Dissenting Shares held by Dissenting Stockholders who shall have failed to perfect or who have withdrawn or otherwise lost their rights to appraisal of such Dissenting Shares under the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Closing Date Payment and the Post-Closing Payment, if any, in the manner provided in this Article II, without interest. The Company shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not make any payment with respect to, or settle or offer to settle, any such demands in excess of the amount of the Closing Date Payment and the Post-Closing Payment, if any, in respect of any share of Company Common Stock without the prior written consent of Parent, except to the extent that the Company’s cash is used prior to the Closing to effect such payment or settlement.

SECTION 2.6. Paying Agent; Escrow Fund; Exchange Procedures.

(a) Paying Agent. Not less than ten (10) Business Days prior to the Effective Time, the Stockholder Representative, as the representative of holders of Company Common Stock (other than shares to be cancelled in connection with Section 2.3(c) hereof and Dissenting Shares) and Vested Options (collectively, the “Stockholders”) shall appoint a bank or trust company (which bank or trust company will be reasonably acceptable to Parent) to act as paying agent (the “Paying Agent”) and enter into a paying agent agreement with such Paying Agent (which paying agent agreement will be in form and substance reasonably acceptable to Parent) for the purpose of paying the Estimated Merger Consideration and any Additional Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of shares of Company Common Stock and Vested Options, by wire transfer of immediately available funds, an amount in cash equal to (x) the Estimated Merger Consideration minus (y) the Escrow Amount (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall be used solely for the purpose of paying (i) the Closing Date Payment to each holder of Company Common Stock (other than shares to be cancelled in connection with Section 2.3(c) hereof and Dissenting Shares) and (ii) the Closing Date Option Payment to the Company for distribution to the holders of Vested Options pursuant to Section 2.4(a). Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any Stockholder to receive the Closing Date Payment and the Closing Date Option Payment as provided herein.

(b) Escrow Fund. Not less than ten (10) Business Days prior to the Effective Time, the Stockholder Representative, as the representative of the Stockholders, shall appoint a bank or trust company (which bank or trust company will be reasonably acceptable to Parent) to act as escrow agent (the “Escrow Agent”) and enter into an escrow agreement with the Escrow Agent, the Company and Parent, such escrow agreement to be substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited with the Escrow Agent, for the benefit of the Stockholders, an amount of cash equal to the Escrow Amount (the portion of such deposit, together with any investment income thereon, remaining in the Escrow Account at any time, the “Escrow Fund”). The Escrow Fund shall be governed by the terms of the Escrow Agreement and this Agreement. The Escrow Fund shall be held in escrow and shall be released in accordance with Section 2.8(g) hereof, Section 8.9 hereof and the Escrow Agreement.

(c) Exchange Procedure.

(i) The Company shall prepare and mail, or cause to be prepared and mailed, a letter of transmittal substantially in the form attached hereto as Exhibit E (the “Letter of Transmittal”) to each Stockholder. At or prior to the Closing, (A) each Stockholder may surrender to the Company (1) its certificates and/or agreements representing the number of shares of Company Common Stock held by such Stockholder (or an affidavit of lost, stolen or destroyed certificate in the form attached to the Letter of Transmittal) or (2) in the case of uncertificated shares, such shares ((1) and (2) collectively, the “Converted Shares”), in each case together with a duly executed Letter of Transmittal and (B) if so surrendered, Paying Agent shall, as soon as reasonably practicable after the Effective Time or, if surrendered after the Effective Time, the date of surrender, pay to such Stockholder the amount of cash to which it is entitled under this Article II. In the event a Stockholder does not deliver to the Company a Letter of Transmittal at or prior to Closing, such failure shall not alter, limit or delay the Closing or the conversion of such Company Common Stock as provided for in Section 2.3, but such Stockholder shall not be entitled to receive the payments contemplated by this Article II unless and until such Stockholder surrenders the Converted Shares and a duly executed Letter of Transmittal to the Company. After the Effective Time, the Paying Agent shall act as agent for payment of the Closing Date Payment upon surrender of the Converted Shares to all Stockholders who have not so surrendered their Converted Shares on the Closing Date.

(ii) Surrendered Converted Shares shall forthwith be canceled. Until so surrendered and exchanged, each such Converted Share shall represent solely the right to receive the Merger Consideration. No interest will be paid or will accrue on the cash payable upon surrender of any Converted Share.

SECTION 2.7. Estimated Merger Consideration.

(a) Estimated Merger Consideration. The aggregate consideration to be paid by Parent at the Effective Time in respect of the Merger (the “Estimated Merger Consideration”) shall be an amount in cash equal to: (i) nine hundred and forty million dollars ($940,000,000) (the “Base Consideration”), plus (ii) the Estimated Cash minus (iii) the Payoff Amount, plus (iv) the Estimated Net Working Capital Surplus, if any, or minus (v) the Estimated Net Working Capital Deficit, if any, minus (vi) the Company Transaction Expenses, minus (vii) the aggregate amount of Transaction Bonuses not paid prior to the Effective Time (the “Transaction Bonus Amount”) (each of (ii) through (vii) in the respective amounts set forth on the Closing Date Statement), which sum shall be subject to adjustment pursuant to Section 2.8 (as adjusted, the “Merger Consideration”).

(b) Closing Date Statement. No later than three (3) Business Days prior to the Closing Date, the Company shall prepare in good faith and deliver to Parent a statement (the “Closing Date Statement”) setting forth the (A) Estimated Cash, (B) Estimated Net Working Capital Amount and (C) Estimated Net Working Capital Surplus, if any, or Estimated Net Working Capital Deficit, if any, each as of immediately prior to the Effective Time, prepared in accordance with the Agreed Principles, together with reasonably detailed supporting documentation. The Closing Date Statement shall also include the Payoff Amount, the Transaction Bonus Amount and the Company Transaction Expenses, each as of immediately prior to the Effective Time. The Company and the Stockholder Representative agree to provide Parent and its Representatives with reasonable access to the Company, the Stockholder Representative and their respective Representatives’ working papers, as well as to any of the personnel, property and facilities and such books and records and other relevant information of the Company, its Subsidiaries and the Stockholder Representative, reasonably related to the preparation of the Closing Date Statement and the Dispute Notice, if any, throughout the period of the adjustments under Section 2.8 until the Conclusive Date.

SECTION 2.8. Post Closing Adjustment.

(a) Initial Statement. As promptly as practicable, but in no event later than forty-five (45) calendar days after the Closing Date, Parent shall prepare in good faith and deliver, or cause to be prepared in good faith and delivered, to the Stockholder Representative a written statement (the “Initial Statement”) setting forth Parent’s calculation of each of the following items: (A) Cash, (B) Net Working Capital Amount and (C) Net Working Capital Surplus, if any, or Net Working Capital Deficit, if any, each as of immediately prior to the Effective Time, prepared in accordance with the Agreed Principles, together with reasonably detailed supporting documentation. In the event that Parent does not deliver the Initial Statement within forty-five (45) calendar days after the Closing Date, each item on the Closing Date Statement shall be deemed undisputed and the Closing Date Statement delivered by the Company shall become the Conclusive Statement and shall be final and binding on Parent and the Stockholders as of such date for the purposes of this Agreement.

(b) Accounting Principles. The manner in which the Closing Date Statement and the Initial Statement are to be prepared, and Cash, Net Working Capital Amount, Net Working Capital Deficit and Net Working Capital Surplus are to be calculated pursuant to this Section 2.8, is that they shall be prepared and calculated using the same accounting principles, policies, methods, practices, categories, estimates, judgments and assumptions as were used in preparing the Financial Statements for the fiscal year ended December 31, 2010 to the extent the same are in accordance with GAAP and, to the extent the same are not in accordance with GAAP, then in accordance with GAAP, except as set forth on Schedule 2.8 (the “Agreed Principles”).

(c) Review and Dispute of Initial Statement. Parent agrees to provide, or cause its employees (and the employees of the Company) to provide, the Stockholder Representative and its Representatives with reasonable access to Parent’s and its Representatives’ working papers and any working papers of Parent’s independent accountants related to the preparation of the Initial Statement, as well as to any of the personnel, property and facilities and such books and records and other relevant information of the Company and its Subsidiaries throughout the periods during which the Initial Statement is being prepared until the Conclusive Date, and Parent shall make reasonably available its employees, if any, directly responsible for and knowledgeable about the information used in, and the preparation of the Initial Statement. The Stockholder Representative may dispute the Initial Statement by delivery of written notice thereof (a “Dispute Notice”) within forty-five (45) calendar days following the receipt by the Stockholder Representative of the Initial Statement. The Dispute Notice shall set forth in reasonable detail all items disputed by the Stockholder Representative, the basis for such dispute, the amounts involved and the Stockholder Representative’s proposed changes thereto, with reasonably detailed supporting documentation. If (i) by written notice to Parent, the Stockholder Representative accepts the Initial Statement or (ii) the Stockholder Representative fails to deliver a Dispute Notice within the prescribed forty-five (45) calendar day period (which failure shall result in the Stockholder Representative being deemed to have accepted and agreed to the Initial Statement delivered by Parent), the Initial Statement delivered by Parent shall become the Conclusive Statement and be final and binding on the Stockholders as of the date on which the earlier of the foregoing events occurs. If a Dispute Notice is timely delivered to Parent, then the Stockholder Representative and Parent shall, during the thirty (30) calendar days immediately following receipt of the Dispute Notice by Parent (the “Resolution Period”), cooperate and negotiate in good faith to resolve their differences with respect to the Initial Statement or any element thereof. Any resolution by the Stockholder Representative and Parent during the Resolution Period as to any disputed amounts will be final, binding and conclusive. If the Stockholder Representative and Parent resolve all disputed items on the Initial Statement by the end of the Resolution Period, then such parties shall revise the Initial Statement to reflect their agreement, which shall then become the Conclusive Statement and be final and binding on the Stockholders and Parent as of the date of such agreement.

(d) Dispute Resolution. If the Stockholder Representative and Parent do not resolve all disputed items on the Initial Statement by the end of the Resolution Period, the Stockholder Representative and Parent shall submit all items remaining in dispute with respect to the Dispute Notice (along with a copy of the Initial Statement marked to indicate those line items which are in dispute, including each Party’s proposed determination of such amounts and reasonably detailed supporting documentation, as well as to reflect any resolution of disputed items by such parties during the Resolution Period) within thirty (30) calendar days after the expiration of the Resolution Period to Deloitte LLP (or, if such firm is unable or unwilling to act, another internationally recognized independent public accounting firm as shall be agreed upon in writing by the Stockholder Representative and Parent, or, if such parties cannot agree, as selected by the American Arbitration Association) (the “Neutral Auditor”) for resolution. The Neutral Auditor shall act as an expert and not an arbitrator and shall determine only those items in dispute. Each Party shall (i) cooperate with the Neutral Auditor, (ii) have the opportunity to make presentations and provide supporting material to the Neutral Auditor in defense of their positions and (iii) subject to customary confidentiality and indemnity agreements, provide the Neutral Auditor with access to their respective books, records, personnel and Representatives and such other information as the Neutral Auditor may require in order to render its determination. The Neutral Auditor will deliver to the Stockholder Representative and Parent a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Auditor by the Stockholder Representative and Parent) of the disputed items within forty-five (45) calendar days of receipt of the disputed items, which determination will be final, binding and conclusive on the Stockholders and Parent. Notwithstanding the foregoing, the Neutral Auditor shall only be permitted or authorized to determine an amount with respect to any disputed item that is either the amount of such disputed item as proposed by the Stockholder Representative in the Dispute Notice or the amount of such disputed item as proposed by Parent on the Initial Statement. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor will be allocated between Parent, on the one hand, and the Stockholder Representative (and subsequently reimbursed pursuant to Section 9.16(g)), on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Neutral Auditor that is unsuccessfully disputed by each such party (as finally determined by the Neutral Auditor) bears to the total disputed amount of such items so submitted. For the avoidance of doubt and solely as an illustration of the methodology set forth in the preceding sentence, if (i) the Dispute Notice delivered by the Stockholder Representative assigns values to the disputed items such that the aggregate Merger Consideration set forth in the Initial Statement would be increased by one million dollars ($1,000,000), (ii) Parent maintains that the Merger Consideration set forth in the Initial Statement is correct and (iii) the Neutral Auditor’s final resolution of the disputed items in accordance with this Section 2.8(d) is that the Merger Consideration is increased from the amount set forth in the Initial Statement by $600,000 (i.e., sixty percent (60%) of the amount in dispute is resolved in favor of the Stockholder Representative), then the Stockholder Representative shall be responsible for 40% of such fees and expenses of the Neutral Auditor and Parent shall be responsible for 60% of such fees and expenses of the Neutral Auditor. The date on which the Stockholder Representative and Parent agree to or are deemed in accordance with this Section 2.8 to have agreed to, or the Neutral Auditor delivers, the Conclusive Statement shall be the “Conclusive Date.” In the event that either the Stockholder Representative or Parent fails to submit a statement regarding any items remaining in dispute within the time determined by the Neutral Auditor, then the Neutral Auditor shall render a decision based solely on the evidence timely submitted to the Neutral Auditor by the Stockholder Representative and Parent. The statement of Cash, Net Working Capital Amount, Net Working Capital Deficit and Net Working Capital Surplus which either is (i) undisputed, (ii) agreed upon or deemed to be agreed upon by the Stockholder Representative and Parent in accordance with Section 2.8(c) or (iii) delivered by the Neutral Auditor in accordance with this Section 2.8(d), will be the “Conclusive Statement,” respectively, and shall be final, binding and conclusive on the Stockholders and Parent.

(e) Conclusive Merger Consideration. The aggregate consideration to be paid by Parent in respect of the Merger after taking into account all adjustments pursuant to this Section 2.8 (the “Conclusive Merger Consideration”) shall be an amount in cash equal to: (i) the Base Consideration, plus (ii) the Conclusive Cash minus (iii) the Payoff Amount, plus (iv) the Conclusive Net Working Capital Surplus, if any, or minus (v) the Conclusive Net Working Capital Deficit, if any, minus (vi) the Company Transaction Expenses, minus (vii) the Transaction Bonus Amount, each as of immediately prior to the Effective Time. For the sake of clarity, the amounts for the Base Consideration, the Payoff Amount and the Transaction Bonus Amount are not subject to adjustment under this Section 2.8 and, for the purposes of the definition of the Conclusive Merger Consideration in this paragraph (e), shall be equal to the respective amounts set forth on the Closing Date Statement.

(f) Adjustment Amount. The “Adjustment Amount” shall be the difference, if any, between the Conclusive Merger Consideration, on the one hand, and the Estimated Merger Consideration, on the other hand; provided that in no event shall the Adjustment Amount be greater than the Escrow Amount. The Adjustment Amount (if any) shall be (i) the “Additional Merger Consideration” if the Conclusive Merger Consideration is more than the Estimated Merger Consideration or (ii) the “Excess Amount” if the Conclusive Merger Consideration is less than the Estimated Merger Consideration.

(g) Post-Closing Payments.

(i) If Additional Merger Consideration is determined to be due in accordance with this Section 2.8, then, within five (5) Business Days after the Conclusive Date, Parent shall deliver promptly by wire transfer to the Paying Agent an amount in cash equal to the Additional Merger Consideration. The Paying Agent shall promptly pay to each Stockholder its applicable Per Share Portion of the amount referenced in this clause (i).

(ii) If there is an Excess Amount determined to be due in accordance with this Section 2.8, then, within five (5) Business Days after the Conclusive Date, the parties shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Escrow Account by wire transfer to Parent an amount equal to the Excess Amount.

(iii) The Per Share Portion of the amounts, if any, payable to the Stockholders pursuant to this Section 2.8(g) shall herein be referred to as the “Post-Closing Payment”.

(h) All payments required to be made pursuant to this Section 2.8 shall be payable by wire transfer of immediately available funds in U.S. dollars to an account or accounts designated in advance in writing by the party entitled to receive such payment.

(i) The Stockholders and Parent agree to treat, and to cause their respective Subsidiaries to treat, for all Tax purposes, any payment made under this Section 2.8, to the maximum extent permitted by Applicable Law, as an adjustment to the Merger Consideration.

(j) The Parties agree that (i) the Stockholder Representative and any of the Stockholders and their Affiliates may engage Ernst & Young LLP and its Affiliates to advise or represent them in connection with the determination of any Adjustment Amount and the matters addressed by this Section 2.8 and (ii) Parent and Merger Sub and their Affiliates may engage KPMG LLP and its Affiliates to advise or represent them in connection with the determination of any Adjustment Amount and the matters addressed by this Section 2.8. Each party will enter into such waivers, indemnities and other agreements as Ernst & Young LLP or KPMG LLP or each of their respective Affiliates, as the case may be, shall reasonably require to permit Ernst & Young LLP, KPMG LLP and each of their respective Affiliates, as the case may be, to provide such advice or representation.

SECTION 2.9. Withholding Rights. The Surviving Corporation, Parent or the Paying Agent, as the case may be, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and remitted to the appropriate Tax Authority by or on behalf of the Surviving Corporation, Parent or the Paying Agent, as the case may be, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

SECTION 2.10. Brazilian Debt. On or prior to the Closing Date, the Company shall, to the extent a consent or waiver is required with respect to any of the Brazilian Debt in connection with the consummation of the Merger, either (a) procure the consent of the lenders under such applicable item of Brazilian Debt or (b) cause the repayment in full of all principal, interest and other amounts due or owing in respect of such Brazilian Debt at or prior to the Closing. To the extent no such consent or waiver is required, the Company shall have the option to leave such Brazilian Debt outstanding or to repay such Brazilian Debt at or prior to the Closing.

ARTICLE III

CONDITIONS TO CLOSING

SECTION 3.1. Conditions to Obligations of Parent, Merger Sub and the Company. The obligations of Parent, Merger Sub and the Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, or waiver in writing by Parent, Merger Sub and the Company, as the case may be, at or prior to Closing of each of the following conditions:

(a) Competition Laws. All applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated and all filings required to be made and/or approvals required to be obtained before Closing with regard to Governmental Entities in the jurisdictions set forth on Schedule 6.2(a) shall have been made and/or granted or any applicable waiting periods thereunder shall have been terminated or shall have expired; and

(b) No Injunction. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Applicable Law or applicable Order which is in effect and prohibits the consummation of the transactions contemplated by this Agreement (a “Prohibitive Order”).

SECTION 3.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, or waiver in writing by Parent or Merger Sub, at or prior to Closing of each of the following conditions:

(a) Performance of Obligations of the Company. Each of the covenants of the Company set forth herein which is to be performed by it at or prior to the Closing shall have been duly performed in all material respects;

(b) Representations and Warranties of the Company. Each of the representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality” or “Company Material Adverse Effect” and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing

Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct has not and would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect; provided that the representations and warranties set forth in Section 4.2(a) (Authority) and Section 4.3(a) and (c) (Capitalization; Equity Interests) shall be true and correct in all material respects;

(c) Company Certificate. Parent shall have received a certificate from an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 3.2(a) and Section 3.2(b) have been satisfied;

(d) Payoff Letters. Parent shall have received payoff letters reasonably acceptable to it with respect to the payment of the Payoff Amount (other than the amount referred to in clause (v) of the definition thereof) and the release of all of the Liens related thereto;

(e) FIRPTA Certificate. Within 30 days prior to or on the Closing Date, Parent shall have received from the Company a certificate, duly executed and acknowledged, certifying any facts that would exempt the transactions contemplated hereby from withholding under Section 1445 of the Code;

(f) Transaction Documents. The Company shall have delivered to Parent copies of each of the Transaction Documents (other than the Agreement) duly executed by each of the Company, the Stockholder Representative, the Paying Agent and the Escrow Agent, as the case may be, and dated as of the Closing Date; and

(g) Management Services Agreement. The Company shall and shall cause each of the GSI Group Inc. and GSI Holdings LLC to terminate, without liability to any of them (other than the Payoff Amount and any fees that may be payable in connection with the transactions contemplated by this Agreement, which shall constitute Company Transaction Expenses), the Management Services Agreement.

SECTION 3.3. Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, or waiver in writing by the Company, at or prior to Closing of each of the following conditions:

(a) Performance of Obligations of Parent and Merger Sub. Each of the covenants of Parent and Merger Sub set forth herein which is to be performed by them at or prior to the Closing shall have been duly performed in all material respects;

(b) Representations and Warranties of Parent. Each of the representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement shall be true and correct in all material respects as of the Closing Date (disregarding all qualifications or limitations as to “materiality” or “Parent Material Adverse Effect” and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct in all material respects only as of such date);

(c) Parent Certificate. The Company shall have received a certificate from an authorized officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in Section 3.3(a) and Section 3.3(b) have been satisfied; and

(d) Transaction Documents. Parent shall have delivered to the Company copies of each of the Transaction Documents (other than the Agreement) duly executed by Parent and dated as of the Closing Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedules, the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 4.1. Organization, Standing and Power. Except as set forth on Schedule 4.1, each of the Company and its Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing or a similar local concept) under the laws of its jurisdiction of organization. Each of the Companies and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which such qualification is necessary because of the property owned, leased or operated by it or because of the nature of its business as now being conducted, except where the failure to be in good standing or to have such requisite corporate or similar power and authority or to be so qualified would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Schedule 4.1 lists the jurisdictions of organization of the Company and each of its Subsidiaries. The Company has made available to Parent complete and correct copies of the Organizational Documents of each of the Company and its Subsidiaries, in each case as amended to the date of this Agreement.

SECTION 4.2. Authority; Approvals. (a) The execution, delivery and performance of this Agreement by the Company and the Company’s consummation of the transactions contemplated hereby are within its corporate powers and authority and have been duly and validly authorized by all necessary corporate action on the part of the Company (other than the Stockholders Approval (as defined below) and the filing of the Certificate of Merger pursuant to the DGCL). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity, whether considered in a proceeding in equity or at law.

(b) The Board of Directors of the Company has unanimously (i) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger upon the terms and subject to the conditions set forth in this Agreement and (iii) resolved to recommend that the Company’s stockholders adopt this Agreement, and none of the aforesaid actions by the Board of Directors of the Company has been amended, rescinded or modified.

(c) The Stockholders Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement and approve the Merger.

(d) No “fair price,” “control share acquisition” or similar anti-takeover Law (collectively, “Takeover Laws”) or any anti-takeover provision in the certificate of incorporation or bylaws of the Company is applicable to the transactions contemplated by this Agreement. The Company does not have any stockholder rights plan.

SECTION 4.3. Capitalization; Equity Interests.

(a) The authorized capital stock of the Company consists of 700,000 shares of Company Common Stock. As of the date of this Agreement, 194,193.29 shares of Company Common Stock were issued and outstanding and 39,368.6 shares of Company Common Stock were reserved for future issuance pursuant to the Options outstanding on such date. As of the date of this Agreement, the outstanding capital stock of the Company is owned of record as set forth in Schedule 4.3(a).

(b) Schedule 4.3(b) sets forth each of the Company’s Subsidiaries. The Company does not own or hold any equity interest in any Person other than the Company’s Subsidiaries. Except as set forth in Schedule 4.3(b), all issued and outstanding shares of capital stock of the Company’s Subsidiaries are directly or indirectly owned beneficially and of record by the Company, free and clear of all Liens, other than (i) Liens which were incurred by Parent or Merger Sub or which Parent or Merger Sub causes such Subsidiary to incur as a result of the transactions contemplated by this Agreement and (ii) Liens that will be removed prior to the Closing.

(c) Except as set forth in Schedule 4.3(c), no shares of capital stock or other voting securities of the Company or any of its Subsidiaries are reserved for issuance. All outstanding shares of capital stock of the Company and its Subsidiaries were duly authorized and validly issued and are fully paid and nonassessable and, except as set forth in Schedule 4.3(c), are subject to no preemptive rights. Except as set forth in Schedule 4.3(c), there are no bonds, debentures, notes or other Indebtedness or securities of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or such Subsidiary may vote. Except as set forth in Schedule 4.3(c) and other than pursuant to a Plan, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind or stock appreciation, phantom stock, profit participation or similar rights whatsoever to which the Company or any of its Subsidiaries is a party, giving any Person the right to acquire any shares of capital stock or other voting securities of the Company or any of its Subsidiaries. Except as set forth in Schedule 4.3(c), there are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other voting securities of the Company or any of its Subsidiaries or any securities of the type described in the two immediately preceding sentences. To the Company’s Knowledge, there are no irrevocable proxies and no voting agreements with respect to any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries.

SECTION 4.4. Conflicts; Consents. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in a breach of the Organizational Documents of the Company or any of its Subsidiaries, (ii) except as set forth in Schedule 4.4, conflict with, breach or result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the provisions of any contract to which any of the Company or its Subsidiaries is a party, or by which any such Person or its properties or assets are bound, (iii) violate any Applicable Laws or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any property or assets owned, used or held by the Company or any of its Subsidiaries, except where the occurrence of any of the foregoing described in clauses (ii), (iii) or (iv) above would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the conduct of the Business as presently conducted. Except as set forth in Schedule 4.4 and except for (1) the filing of a premerger notification and report form under the Hart-Scott-Rodino Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and the expiration or early termination of the applicable waiting period thereunder, (2) compliance with and filings under any other Competition Laws that may be applicable due to the nature of the business conducted by Parent and (3) any filings as may be required under the DGCL in connection with the Merger (all such consents and approvals referred to in this sentence, the “Consents and Approvals”), no consent or approval by, or notification of or registration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the transactions contemplated hereby, except for such consents or approvals, the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the conduct of the Business as presently conducted.

SECTION 4.5. Financial Information; Undisclosed Liabilities. (a) Attached as Schedule 4.5(a) are (i) audited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of the Company as of and for the fiscal year ended December 31, 2010 and (ii) unaudited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of the Company as of and for the six month period ended June 30, 2011 (such financial statements, including the notes thereto, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, as of the dates and for the periods presented (except as may be stated therein or in the notes thereto), consistently applied throughout the periods covered by each such statement, and fairly present, in all material respects, the consolidated financial condition of the Company and its Subsidiaries as of the respective dates and the results of operations and cash flows of the Company and its Subsidiaries as of the date thereof and for the respective periods presented therein, as applicable (except as may be stated therein or in the notes thereto and subject, in the case of the unaudited interim financial statements, to normal year-end adjustments, the absence of notes and any other adjustments described therein).

(a) Except as set forth in Schedule 4.5(b) or as reflected in the Financial Statements, as of the date hereof, neither the Company nor its Subsidiaries have any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise, and whether due or to become due), except for liabilities and obligations (i) incurred in the ordinary course of business since June 30, 2011, (ii) which would not be required to be disclosed in an audited balance sheet (or disclosed in the notes thereto) that is prepared in accordance with GAAP, (iii) incurred in connection with this Agreement or the transactions contemplated hereby or (iv) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. This representation shall not be deemed breached as a result of a change in Applicable Law or GAAP after the Effective Time.

(b) Except as set forth in the Financial Statements or in Schedule 4.5(c), neither the Company nor any of its Subsidiaries maintains any material “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities and Exchange Commission.

SECTION 4.6. Absence of Changes. Except as may be contemplated by this Agreement or as set forth in Schedule 4.6, since June 30, 2011 through the date of this Agreement (except in the case of clause (i), which shall be through the Closing Date), the Company and its Subsidiaries have been operated substantially in the ordinary course of business, consistent with past practice, and there has not been:

(i) any Company Material Adverse Effect;

(ii) any Indebtedness incurred by the Company or any of its Subsidiaries, other than Intercompany Obligations and other than Indebtedness that will be repaid at the Closing;

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries, other than a dividend by a wholly owned subsidiary to its parent, or any direct or indirect redemption, purchase or other acquisition of any such shares, other than pursuant to an agreement between the Company and any of its stockholders as in effect on the date of this Agreement or a redemption or repurchase by a parent of shares of its wholly owned subsidiary;

(iv) any issuance, grant, disposition or sale, or any contract entered into for the issuance, grant, disposition or sale, of any shares of capital stock of any class, or any options, warrants, or securities convertible or exchangeable into or exercisable for shares of capital stock or other rights of any kind to acquire any shares of capital stock or any other ownership interest of the Company or any of its Subsidiaries (other than (A) the issuance of shares of Company Common Stock upon the exercise of Options; and (B) the issuance of Options and shares of Company Common Stock to employees pursuant to compensation plans in effect as of the date of this Agreement);

(v) any sale, assignment, transfer or other disposition of any asset of the Company or any of its Subsidiaries (excluding in all events sales of assets no longer useful in the operation of the Business) having a value in excess of one million dollars ($1,000,000), other than in the ordinary course of business;

(vi) any creation of any Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, except for Liens created in the ordinary course of business;

(vii) any capital expenditures or commitments or additions to property, plant or equipment of the Company or its Subsidiaries having a value, individually, in excess of two million dollars ($2,000,000), other than in the ordinary course of business;

(viii) any amendment to the respective Organizational Documents of the Company or any of its Subsidiaries, except for any such amendment which is ministerial in nature or not otherwise material;

(ix) except in each case for annual increases effected prior to the date of this Agreement or after December 31, 2011, any material increase in the compensation of directors or executive officers of the Company or any of its Subsidiaries, except as may be required under employment agreements or any Plan;

(x) except as permitted by Section 2.10, any entry into, cancellation, termination or material modification of any Material Contract (in each case, other than in the ordinary course of business);

(xi) any settlement of any action, arbitration, audit, investigation, litigation, suit or proceeding which settlement (A) included equitable remedies or similar relief or (B) imposed cash payment or other obligations on the Company or any of its Subsidiaries after the Closing Date in an amount in excess of (x) the reserves established therefor in the Financial Statements, (y) the amount to be paid by any third party indemnitor or any other Person providing reimbursement, or waiver, release or assignment of any claims or (z) in the aggregate, after giving effect to clauses (x) and (y), one million dollars ($1,000,000);

(xii) any change in the accounting methods or accounting practices used in the preparation of the Financial Statements, except as required by a change in any Applicable Law, applicable Order or GAAP, or adopt or change any accounting method or accounting period with respect to Taxes;

(xiii) any change in, the making of, or the revoking of any Tax election, any filing of any amended Tax Return, any settlement or compromise of any federal, state, local or foreign material Tax liability, any agreement to any extension or waiver of any statute of limitations with respect to any assessment or determination of any Taxes, any entering into of any closing agreements with respect to any Tax or surrendering of any rights to claim a Tax refund;

(xiv) planned, announced, implemented or effected any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or any of its Subsidiaries that would constitute a “mass layoff” or “plant closing” (as defined under the Worker Adjustment and Retraining Notification Act of 1988 and similar state and local laws) or enter into negotiations for the purpose of making any amendments to any collective bargaining agreement, or

(xv) any agreement, whether in writing or otherwise, to take any of the actions specified in the foregoing items (i) through (xiv), subject to any dollar thresholds set forth therein.

SECTION 4.7. Real Property. (a) Except as would not interfere in any material respect with the conduct of the Business as presently conducted and except as set forth in Schedule 4.7(a), the Company or a Company Subsidiary, as applicable, (i) has good and valid title to the Owned Real Property free and clear of Liens, other than Permitted Liens and (ii) holds the leasehold interests in the Leased Facilities free and clear of all Liens, other than Permitted Liens. Schedule 4.7(a)(i) identifies the location of each Owned Real Property and Schedule 4.7(a)(ii) identifies the location of each Leased Facility and the leases and amendments pertaining to the Leased Facilities. The Owned Real Property and the Leased Facilities constitute all of the real property that is used in the Businesses of the Company and its Subsidiaries, other than incidental uses of real property that are not material to the Company and its Subsidiaries, taken as a whole.

(b) Except as would not interfere in any material respect with the conduct of the Business as presently conducted and except as described in Schedule 4.7(b), as of the date hereof, with respect to each Leased Facility:

(i) the lease is legally valid, binding and enforceable against the Company or its Subsidiary party thereto, and in full force and effect, and no material breach or default by the Company or its Subsidiary party thereto or, to the Knowledge of the Company, any of the other parties thereto, exists;

(ii) none of the leases for the Leased Facilities has been assigned, and no portion of any Leased Facility has been subleased, by the Company or its Subsidiary party thereto to a third party; and

(iii) to the Knowledge of the Company, the covenants, easements and similar restrictions affecting all or any portion of the Leased Facilities do not materially adversely impair the use by the Company and its Subsidiaries of such property in the operation of their Businesses.

SECTION 4.8. Material Contracts. (a) Schedule 4.8(a) sets forth, as of the date hereof, a list of the following agreements to which the Company or any of its Subsidiaries is a party or by which their respective properties or assets are bound (the “Material Contracts”):

(i) all Contracts (other than Intercompany Obligations and other than the leases listed on Schedule 4.7(a)(ii)) that the Company reasonably anticipates will, in accordance with their terms, require individually or in the aggregate with respect to such Contract, payments by any one or more of the Company or its Subsidiaries of more than one million dollars ($1,000,000) within the twelve (12) month period following the Effective Time and that are not cancelable by the Company or its Subsidiaries without liability on ninety (90) or fewer days’ notice to the other party thereto;

(ii) any Contract with any customer which customer accounted for $3,000,000 or more of the consolidated revenue of the Company for the fiscal year ended December 31, 2010;

(iii) any Contract which establishes a partnership, limited liability company or joint venture or similar arrangement;

(iv) any Contract (other than Intercompany Obligations) under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness for borrowed money, or any capitalized lease obligation having a principal amount in excess of $50,000;

(v) any Contract that materially limits or purports to materially limit the ability of the Company or any of its Subsidiaries to (A) compete in any line of business or with any Person or in any geographic area or sales channel or (B) to solicit or hire any employee;

(vi) any Contract with any Stockholder or, in the case of Stockholders that are not natural persons, its Affiliates other than employment and compensation agreements;

(vii) any Contract requiring a future unreimbursed capital expenditure by the Company or any of its Subsidiaries in excess of five million dollars ($5,000,000) in any twelve month period;

(viii) any Contract that relates to an acquisition, divestiture, merger or similar transaction and contains representations, covenants, indemnities or other obligations that are still in effect;

(ix) licenses under which the Company or any of its Subsidiaries is granted the right to use Intellectual Property that is material to the Business or by which the Company or any of its Subsidiaries grants any Person the right to use its material Intellectual Property (other than any “off-the-shelf” or “shrink-wrap” Software license or other agreement having annual payments of less than $100,000); and

(x) any Contract (other than Intercompany Obligations) under which the Company or any of its Subsidiaries has advanced or loaned any amount to any of its directors, executive officers or Affiliates;

(xi) any Contract that contains a right of first refusal, first offer, first negotiation or similar right that is material to the Company and its Subsidiaries, taken as a whole;

(xii) any Contract under which the Company or any of its Subsidiaries has granted a material exclusive relationship to any third party, other than dealer or distributor arrangements entered into in the ordinary course of business;

(xiii) any Contract under which the Company or any of its Subsidiaries has granted any “most favored nation” or similar status to any third party that is material to the Company and its Subsidiaries, taken as a whole; and

(xiv) any Contract that requires the Company or any of its Subsidiaries to purchase its total requirements of any product or service from a third party or that contains “take or pay” provisions that, in either case, are material to the Company and its Subsidiaries, taken as a whole.

(b) Except as set forth in Schedule 4.8(b) or as would not interfere in any material respect with the conduct of the Business as presently conducted, (i) as of the date hereof, each Material Contract is valid, existing and in full force and effect with respect to each Company or Subsidiary party thereto, and, to the Knowledge of the Company, each other party to such Material Contract, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, whether considered in a proceeding in equity or at law and (ii) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to such Material Contract is in material breach of or material default under such Material Contract which has not been waived. True, correct and complete copies of all of the Material Contracts, and all amendments thereto, have heretofore been made available to Parent.

SECTION 4.9. Environmental Matters. Except as set forth on Schedule 4.9, (a) each of the Company and its Subsidiaries holds all material licenses, permits and other governmental authorizations and approvals required under all applicable Environmental Laws to operate as it currently operates and over the past fiscal year has been operated (collectively, the “Environmental Permits”), and are each in material compliance with the respective requirements of all the Environmental Permits; and Schedule 4.9 sets forth a list of all of the Environmental Permits; (b) none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, the Owned Real Property or the Leased Facilities is in material violation of any applicable Environmental Laws; (c) there are no material pending or, to the Knowledge of the Company, threatened in writing Environmental Claims against the Company or any of its Subsidiaries; (d) to the Knowledge of the Company, there has been no Release of Hazardous Materials in material contravention of Environmental Laws with respect to the Business or the properties or assets of the Company or any of its Subsidiaries or any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, including the Owned Real Property and the Leased Facilities; (e) neither the Company nor any of its Subsidiaries has received any written notice that any real property currently or formerly owned, operated or leased in connection with the business of the Company or any of its Subsidiaries, including the Owned

Real Property and the Leased Facilities (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in a material Environmental Claim against the Company or any of its Subsidiaries; and (f) to the Knowledge of the Company, the Company has heretofore made available to Parent all material environmental reports, studies, audits, records, sampling data, site assessments and other similar documents with respect to any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, including the Owned Real Property and the Leased Facilities, which are in the possession, custody or control of the Company or any of its Subsidiaries related to compliance with Environmental Laws, Environmental Claims or the Release of Hazardous Materials. Notwithstanding any other representations and warranties in this Agreement, the representations and warranties contained in this Section 4.9 shall be the exclusive representations and warranties with respect to environmental matters.

SECTION 4.10. Litigation. Except as set forth on Schedule 4.10, (i) as of the date hereof, there are no actions, suits, arbitrations, proceedings, claims or disputes by or before any court or other Governmental Entity (“Proceedings”) and (ii) as of the Effective Time, there are no Proceedings that are the result of the Company’s fraud or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision), it being understood that this clause (ii) is not intended to capture Proceedings in the nature of the Company’s ordinary course commercial and other litigation, in either case, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets which, if determined adversely to the Company or any of its Subsidiaries would reasonably be expected to result in liability to the Company or its Subsidiaries in excess of one million dollars ($1,000,000). Except as set forth on Schedule 4.10, no material injunction, judgment, writ, temporary restraining order, decree or any order of any nature (“Order”) to which the Company or any of its Subsidiaries or their respective properties or assets is subject has been issued by any court or other Governmental Entity. Since January 1, 2010, there have been no pending or, to the Knowledge of the Company, threatened Proceedings with respect to any series of ten (10) or more product liability claims against the Company or its Subsidiaries arising from a common or similar defect in any product manufactured by the Company or its Subsidiaries (including any past, prior or discontinued products), provided that the foregoing shall not apply to warranty claims in the ordinary course of business.

SECTION 4.11. Compliance; Licenses and Permits. (a) Except as set forth in Schedule 4.11(a), each of the Company and its Subsidiaries is (and has been at all times since January 1, 2009) in compliance in all material respects with all Applicable Laws. Neither the Company nor any of its Subsidiaries or Affiliates has received any written communication or, to the Knowledge of the Company, any oral communication that any Proceeding, investigation or review by any Governmental Entity with respect to the Business is pending or threatened with respect to any material violation of Applicable Law.

(b) Each of the Company and its Subsidiaries holds all federal, state, local, provincial and foreign governmental licenses, consents, authorizations, registrations, waivers, privileges, exemptions, qualifications, quotas, certificates, filings, franchises, notices, rights and permits that are necessary to conduct their respective businesses in all material respects as are presently being conducted or for the lawful ownership of their respective properties and assets (collectively, the “Permits”). Except as set forth in Schedule 4.11(b) or as would not interfere in any material respect with the conduct of the Business as presently conducted, (i) all Permits are in full force and effect, (ii) no violations have occurred or have been recorded in respect of any of the Permits, (iii) no Proceeding is pending or, to the Knowledge of the Company, threatened to revoke, suspend or limit any of the Permits and (iv) the consummation of the Merger and the transactions contemplated by this Agreement will not result in the non-renewal, revocation, lapse, suspension or termination of any of the Permits.

SECTION 4.12. Intellectual Property. (a) Each of the Company and its Subsidiaries owns (free and clear of all Liens other than Permitted Liens), has licensed or, to the Knowledge of the Company, otherwise has the right to use all Intellectual Property that is material to the operation of their businesses. To the Knowledge of the Company, its use of Intellectual Property and the Company’s and its Subsidiaries’ conduct of their businesses as currently conducted do not infringe or violate any Intellectual Property owned by any other Person. To the Knowledge of the Company, no Person is infringing or violating any Intellectual Property owned by the Company or its Subsidiaries.

(b) Schedule 4.12(b) lists all owned Company Intellectual Property that is issued, registered, or for which an application or other filing by, to or with any Governmental Entity or authorized private registrar has been filed in any jurisdiction (collectively, “Intellectual Property Registrations”). All required filings and fees related to United States (and, to the Knowledge of the Company, foreign) Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all United States (and, to the Knowledge of the Company, foreign) Intellectual Property Registrations are otherwise in good standing.

(c) To the Knowledge of the Company, the Company and each of its Subsidiaries has entered into binding, written agreements with every current and former employee and independent contractor of the Company or its Subsidiaries who has created, invented or contributed to material proprietary Company Intellectual Property, whereby such employees and independent contractors assign to the Company or its Subsidiaries any ownership interest and right they may have in material proprietary Company Intellectual Property and acknowledge the Company and its Subsidiaries’ exclusive ownership of all material proprietary Company Intellectual Property.

(d) All material proprietary Software is free from any material defect of programming or material documentation errors and substantially conforms to the specifications of such Software in all material respects. Except for any components of the source code licensed from third parties, to the Knowledge of the Company, no Person (other than authorized employees of the Company or a Subsidiary) has (or has had) access to or possession or use of any source code of material proprietary Software.

(e) To the Knowledge of the Company, no government funding, facilities of a university, college, or other educational institution or research center, or the services of any employee of any such Person, was used in the creation or development of Company Intellectual Property or Company-owned Software. None of the Company or its Subsidiaries is party to any contract, license or agreement with any Governmental Entity that grants to such Governmental Entity any right or license with respect to proprietary Intellectual Property, other than as granted in the ordinary course of business pursuant to a non-exclusive license to any Software.

SECTION 4.13. Tax Matters. (a) Except as set forth in Schedule 4.13:

(i) Each of the Company and its Subsidiaries has duly and timely filed (including pursuant to applicable extensions) all material Tax Returns required to be filed by it, and has timely paid in full or made adequate provision in the Financial Statements of the Company for all material Taxes due and payable. No examination, audit, investigation or administrative or judicial proceeding with respect to any Tax Return relating to any Taxes of the Company or any of its Subsidiaries or with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or threatened and no material deficiencies for any Taxes have been proposed or assessed in writing against or with respect to any Taxes due by, Tax Returns of, or any of the assets or properties of, the Company or any of its Subsidiaries, and there are no Liens with respect to Taxes upon the assets of either the Company or its Subsidiaries, except for Permitted Liens. There is no claim by any jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns or pay Taxes that the Company or any of its Subsidiaries is required to so file or pay. The Company has delivered or made available to Parent for inspection complete and correct copies of its U.S. federal and state income and franchise Tax Returns for the years 2007-2010 inclusive and the foreign business income Tax Returns for its Subsidiaries for the years 2008 and 2009 and additional foreign business income Tax Returns for China and Brazil for 2010, and complete and correct copies of all private letter rulings, revenue agent reports, settlement agreements, a description of all unresolved deficiency notices and any similar documents submitted by, received by or agreed to by or on behalf of the Company or any of its Subsidiaries and relating to material Taxes for such taxable periods.

(ii) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Subsidiaries for any taxable period.

(iii) Neither the Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group (other than a group the common parent of which was the Company) filing a consolidated, combined or unitary Tax Return or (B) has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(iv) Neither the Company nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing, allocation or indemnification agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other person.

(v) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local Tax law), (C) installment sale or open transaction dispositions made on or prior to the Closing Date, (D) prepaid amounts received on or prior to the Closing Date, or (E) elections under Section 108(i) of the Code (or any similar provision of other Tax law). Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code (or any comparable provisions of state, local or foreign law) or for any other reason.

(vi) None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as qualifying for tax-free treatment under Section 355 of the Code.

(vii) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(viii) None of the Company’s non-U.S. Subsidiaries has recognized a material amount of subpart F income as defined in Section 952 of the Code.

(ix) Neither the Company nor any of its Subsidiaries has engaged in any transaction that could give rise to a registration obligation with respect to any person under Section 6111 of the Code or the Treasury Regulations thereunder, a list maintenance obligation with respect to any person under Section 6112 of the Code or the Treasury Regulations thereunder, or a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury Regulations thereunder.

(x) All material Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Tax Authority.

(b) Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 4.13 and in Section 4.6(xii) and (xiii) shall be the exclusive representations and warranties with respect to Taxes.

SECTION 4.14. Labor Relations; Employees. (a) Except as set forth in Schedule 4.14(a), as of the date hereof: (i) neither the Company nor any Subsidiary is a party to any collective bargaining agreement with any labor organization; (ii) to the Knowledge of the Company, there are no union organizing activities among the employees of the Company or any Subsidiary; (iii) there is no labor strike, dispute, slowdown, stoppage, lockout or other labor controversy pending, affecting or, to the Knowledge of the Company, threatened in writing against the Company or any Subsidiary; (iv) the Company and each Subsidiary is in compliance in all material respects with all applicable Laws respecting employment and employment practices, except any non-compliance which would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the conduct of the Business as presently conducted; and (v) no action, suit, charge, complaint, arbitration, or proceeding, and to the Knowledge of the Company, no charge, inquiry, or investigation, by or before any court, governmental agency, administrative agency or commission brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of employees of the Company and each Subsidiary is pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the conduct of the Business as presently conducted.

(b) Schedule 4.14(b) contains a list of each material written and oral pension, profit-sharing, retirement, compensation, employment, termination, deferred compensation, stock option, stock appreciation, stock purchase, performance share, fringe benefit, bonus or other incentive, severance or termination pay, health, group insurance, cafeteria plan, life, accident, or other benefit agreement, plan, program or arrangement, as well any other “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that the Company or any of its Subsidiaries sponsors, maintains, or contributes to with respect to current or former employees, officers, directors, consultants or agents of the Company or any of its Subsidiaries (or their beneficiaries and dependents) or under which the Company or any of its Subsidiaries could have any present or future liability, contingent or otherwise (each such plan, program or arrangement being hereinafter referred to in this Agreement individually as a “Plan”).

(c) The Company has made available to Parent or Parent’s counsel a true and complete copy of each Plan (and all summary plan descriptions), all amendments thereto and the most recent IRS determination letter (if any).

(d) Each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification and no event has occurred, to the Knowledge of the Company, that would reasonably be expected to cause the loss of such qualification.

(e) No Plan is subject to the provisions of Section 412 of the Code, Part 3 of Subtitle B of Title I of ERISA, or Title IV of ERISA.

(f) No Plan (i) constitutes a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA or (iii) constitutes a multiple employer plan subject to Section 413 of the Code or Sections 4063, 4064 or 4066 of ERISA, and, with respect to the Company, neither the Company nor any of its ERISA Affiliates has, in the past seven years, contributed to or otherwise had any obligation or liability in connection with any such Plan.

(g) Each Plan was established and has been operated, in all material respects, in accordance with its terms and applicable Laws, and will continue to be so operated until the Closing Date.

(h) Except as set forth in Schedule 4.14(h), no Plan provides for the continuation of benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA (“COBRA”) or at the sole expense of the participant or the participant’s beneficiary. Neither the Company nor any of its ERISA Affiliates has any liability in respect of any “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to any Plan or any breach of any fiduciary duty or any other failure to act or comply with the administration or investment of the assets of any Plan. Neither the Company nor any of its ERISA Affiliates are subject to any fines, penalties, taxes, related charges or other liability under Chapter 43 of the Code or under Section 409, Section 502(c), (i) or (l), or Section 4071 of ERISA in respect of any Plan.

(i) Except as contemplated by this Agreement, under the Plans set forth on Schedule 4.14(b) or as set forth in Schedule 4.14(i), the consummation of the transactions contemplated under this Agreement (either alone or in connection with any other payment or event) would not reasonably be expected to (i) entitle any current or former employee or other service provider of the Company or any Subsidiary to severance benefits or any other payments; (ii) accelerate the time of payment or vesting of any such payments or benefits or increase the amount of compensation due any such employee or other service provider; or (iii) result in an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code or the imposition of any excise tax under Section 4999 of the Code. No contracts or agreements provide for any gross-up payments for any current or former employee or other service provider of the Company or any of its Subsidiaries to cover any liability for tax under Sections 4999 or 409A of the Code or similar laws, including state laws.

(j) Other than routine claims for benefits there are no actions, claims, lawsuits, investigations, administrative proceedings, audits or arbitrations pending or, to the Knowledge of the Company, threatened with respect to any Plan.

(k) Each Plan which covers employees employed outside the United States (i) is (and has been at all times since January 1, 2009) in compliance in all material respects with all Applicable Laws and (ii) has been registered with all applicable authorities to the extent required to be registered under Applicable Laws. Each Plan subject to Code Section 409A is in good faith compliance in all material respects, both in form and operation, with the requirements of Code Section 409A.

SECTION 4.15. Transactions with Related Parties. Except as set forth in Schedule 4.15, as of the date hereof, there are not in effect any material agreements (other than employment agreements, consulting agreements, relocation agreements, reimbursement agreements and other similar compensation agreements under any Employee Plan) between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any Affiliates or stockholders of the Company (other than the Company and its Subsidiaries) or any officer or director of the Company or any of its Subsidiaries, on the other hand, except for such agreements which are not substantially less favorable to the Company or its Subsidiaries as would be obtained by the Company or its Subsidiaries at the time in a comparable arm’s length transaction with a Person not affiliated with the Company.

SECTION 4.16. Brokers. Except for Goldman, Sachs & Co. and CIBC World Markets Inc., the fees and expenses of which are included in the Company Transaction Expenses, and the Parent Transaction Expenses, no agent, broker, investment banker or other firm acting on behalf of (and authorized by) the Company or any of its Subsidiaries is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from the Company in connection with any of the transactions contemplated hereby.

SECTION 4.17. Insurance. Schedule 4.17 contains a list, as of the date hereof, of each material insurance policy maintained with respect to the business of the Company and its Subsidiaries. Except as set forth on Schedule 4.17, neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any material insurance policy maintained by them. Neither the Company nor any of its Subsidiaries has received written notice of termination, cancellation or non-renewal of any such insurance policies from any of its insurance brokers or carriers.

SECTION 4.18. Ethical Practices. To the Company’s Knowledge, (a) it is in compliance in all material respects with the United States Foreign Corrupt Practices Act of 1977, as amended (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupting payments; and (b) since January 1, 2008, the Company has not been investigated by any Governmental Entity with respect to, or given notice by any Governmental Entity of, any violation by the Company of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

SECTION 4.19. No Other Representations and Warranties. (a) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV, PARENT AND MERGER SUB ARE ACQUIRING THE BUSINESS “AS-IS, WHERE-IS,” AND NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES NOR ANY OF THEIR RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES, SUBSIDIARIES, CONTROLLING PERSONS, AGENTS OR OTHER REPRESENTATIVES OR ANY OTHER PERSON HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, ON BEHALF OF THE COMPANY, ITS SUBSIDIARIES OR THEIR RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES, SUBSIDIARIES, CONTROLLING PERSONS, AGENTS OR OTHER REPRESENTATIVES OR ANY OTHER PERSON.

(b) NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PARENT OR MERGER SUB OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT OR MERGER SUB, OR PARENT’S OR MERGER SUB’S USE OF ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO PARENT OR MERGER SUB IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR OTHERWISE. IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS PROVIDED OR ADDRESSED TO PARENT OR MERGER SUB ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS AND WARRANTIES OF THE COMPANY OR ANY OF THEIR AFFILIATES. PARENT AND MERGER SUB ACKNOWLEDGE AND AGREE TO THE COMPANY’S EXPRESS DISAVOWAL AND DISCLAIMER OF ANY OTHER REPRESENTATIONS AND WARRANTIES, WHETHER MADE BY THE COMPANY OR ANY OTHER PERSON ON BEHALF OF THE COMPANY, AND OF ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO PARENT OR MERGER SUB, INCLUDING ANY OPINION, INFORMATION, PROJECTION, FORECAST OR OTHER INFORMATION THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PARENT OR MERGER SUB BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF THE COMPANY OR ANY SUBSIDIARY. IN FURTHERANCE OF THE FOREGOING, AND NOT IN LIMITATION THEREOF, PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGE AND AGREE THAT THE COMPANY MAKES NO, AND HAS NOT MADE ANY, REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST DELIVERED TO PARENT OR MERGER SUB WITH RESPECT TO THE PERFORMANCE OF THE COMPANY OR ANY SUBSIDIARY EITHER BEFORE OR AFTER THE CLOSING DATE. PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGE AND AGREE THAT THE COMPANY MAKES NO, AND HAS NOT MADE ANY, REPRESENTATIONS OR WARRANTIES TO PARENT OR MERGER SUB REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR ANY SUBSIDIARY.

(c) EACH OF PARENT, MERGER SUB AND THEIR RESPECTIVE SUBSIDIARIES AND AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES, SUBSIDIARIES, CONTROLLING PERSONS, AGENTS AND OTHER REPRESENTATIVES HEREBY ACKNOWLEDGE THAT NO OTHER STATUTORY, EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, CONCERNING THE INTERESTS, THE BUSINESS, ASSETS OR LIABILITIES OF THE COMPANY AND ITS SUBSIDIARIES, THE EXECUTION, DELIVERY OR PERFORMANCE OF, OR TRANSACTIONS CONTEMPLATED BY, THIS AGREEMENT OR ANY OTHER MATTER, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, IS MADE.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represent and warrant to the Company as follows:

SECTION 5.1. Organization; Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing or a similar local concept) under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate and similar power and authority to own, operate and lease its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which such qualification is necessary because of the property owned, leased or operated by it or because of the nature of its business as now being conducted, except where the failure to be in good standing or to have such requisite corporate or similar power and authority or to be so qualified would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of the Organizational Documents of Parent and Merger Sub, in each case as amended to the date of this Agreement.

SECTION 5.2. Authority; Approvals. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby are within the corporate or other entity powers and authority of Parent and Merger Sub and have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity, whether considered in a proceeding in equity or at law.

SECTION 5.3. Litigation. There are no Proceedings pending or, to the Knowledge of Parent or Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates, properties or assets which would materially impair or delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement or to perform their respective obligations under this Agreement. No material Order to which Parent or Merger Sub or their respective properties or assets is subject has been issued by any court or other Governmental Entity.

SECTION 5.4. No Violations. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in a breach of the Organizational Documents of Parent or Merger Sub, (ii) conflict with, breach or result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the provisions of any contract to which Parent or Merger Sub is a party, or by which any such Person or its properties or assets are bound, (iii) violate any Applicable Laws or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any property or assets owned, used or held by Parent or Merger Sub which, in each case, would materially impair or delay the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement or to perform their respective obligations under this Agreement.

SECTION 5.5. Parent Consents and Approvals. Except for (i) the filing of a premerger notification and report form under the HSR Act and the expiration or early termination of the applicable waiting period thereunder, (ii) the notifications and filings set forth on Schedule 5.5 and (iii) any filings as may be required under the DGCL in connection with the Merger, no consent or approval by, or notification of or registration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by Parent or Merger Sub of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 5.6. Brokers and Finders. Except for Morgan Stanley, the fees and expenses of which are included in the Parent Transaction Expenses, no agent, broker, investment banker, person or firm acting on behalf of Parent or Merger Sub or under the authority of Parent or Merger Sub is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

SECTION 5.7. Operations of Merger Sub. Merger Sub was formed specifically for the transactions contemplated by this Agreement and has conducted no operations and incurred no obligation other than those incident to its formation and in connection with the transactions contemplated by this Agreement (including in connection with retaining Morgan Stanley as its financial advisors).

SECTION 5.8. Financial Capability. Parent has sufficient available funds or access to funds and will have at the Closing sufficient immediately available funds to effect the Closing and all other transactions contemplated by this Agreement, including to pay the aggregate Merger Consideration, all other amounts payable pursuant to this Agreement and all related fees and expenses.

SECTION 5.9. Solvency. Assuming the accuracy of the representations and warranties in Article IV, after giving effect to the transactions contemplated by this Agreement, including the payment of the aggregate Merger Consideration, the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated in this Agreement and the payment of all related fees and expenses, Parent and its consolidated Subsidiaries (including the Company and its Subsidiaries) will be Solvent both as of the Closing Date and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the sum of the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, and the capital of such Person as computed in accordance with Applicable Law as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. Parent is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.

SECTION 5.10. No Other Representations or Warranties. (a) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE V, NEITHER PARENT NOR MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES, SUBSIDIARIES, CONTROLLING PERSONS, AGENTS OR OTHER REPRESENTATIVES OR ANY OTHER PERSON HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, ON BEHALF OF PARENT OR ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES, SUBSIDIARIES, CONTROLLING PERSONS, AGENTS OR OTHER REPRESENTATIVES OR ANY OTHER PERSON.

(b) THE COMPANY AND ITS SUBSIDIARIES, DIRECTORS, OFFICERS, EMPLOYEES, SUBSIDIARIES, CONTROLLING PERSONS, AGENTS AND REPRESENTATIVES HEREBY ACKNOWLEDGE THAT NO OTHER STATUTORY, EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, CONCERNING THE EXECUTION, DELIVERY OR PERFORMANCE OF, OR TRANSACTIONS CONTEMPLATED BY, THIS AGREEMENT OR ANY OTHER MATTER, IS MADE.

ARTICLE VI

COVENANTS

SECTION 6.1. Access and Information; Confidentiality. (a) Subject to Applicable Law, Competition Law or any applicable Orders, the Company shall, and shall cause its Subsidiaries to, during the period from and after the date hereof until the Effective Time or the earlier termination of this Agreement, upon reasonable advance notice: (i) afford Parent and its authorized officers, employees, accountants, counsel, investment bankers and consultants (collectively, “Representatives”) reasonable access, at Parent’s expense and at reasonable times during normal business hours, in the presence of at least one (1) Representative of the Company, to the premises, properties, books and records of the Company and its Subsidiaries as Parent may reasonably request; (ii) furnish to Parent and Merger Sub such monthly financial and operating reports as are prepared by the Company in the ordinary course relating to the Business (but only to the extent directly and solely related to the Business) as Parent may reasonably request; and (iii) instruct the appropriate employees of the Company and its Subsidiaries to cooperate reasonably with Parent and its Representatives in connection with the foregoing; provided that, in each case, such access, furnishing of information and cooperation shall not (w) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (x) require the Company or any of its Subsidiaries to permit any inspection or to disclose any information that in the reasonable judgment of the Company or any of its Subsidiaries, as applicable, would result in the disclosure of any trade secrets or violate any of their respective obligations or policies with respect to confidentiality, (y) require the Company or any of its Subsidiaries to disclose any privileged information of the Company or any of its Subsidiaries or (z) require the Company or any of its Subsidiaries to disclose any financial or proprietary information of or regarding the Affiliates of the Company (excluding the Subsidiaries of the Company) or otherwise disclose information regarding the Affiliates of the Company (excluding Subsidiaries of the Company) which the Company deems to be commercially sensitive or contrary to Applicable Law. Notwithstanding anything expressed or implied in this Agreement, neither the Company nor any of its Subsidiaries shall be required to (1) disclose to any Person, any Tax information or Tax Return that does not relate to the Company or its Subsidiaries or (2) provide any information regarding the Company or any of its Subsidiaries in any other format or otherwise to manipulate or reconfigure any data regarding the Company’s or any of its Subsidiaries’ business, assets, financial performance or condition or operations.

(b) Prior to the Closing, Parent, Merger Sub and their respective Representatives shall not contact or communicate with (i) the employees of the Company or any of its Subsidiaries or (ii) the customers and suppliers of the Company or any of its Subsidiaries, in each case except with the prior consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed to the extent customary for transactions of this kind). All requests for information made pursuant to this Section 6.1 shall be directed to Goldman Sachs & Co. and CIBC World Markets Inc. All such information provided or obtained pursuant to subsection (a) above shall be governed by and subject to the terms of the Confidentiality Agreement, dated August 2, 2011 between the Company and Parent (the “Confidentiality Agreement”).

(c) Parent and Merger Sub (and, after the Effective Time, the Surviving Corporation) agree to indemnify and hold the Company and its Subsidiaries harmless from any and all claims and liabilities, including costs and expenses for loss, injury to or death of any Representative of Parent or Merger Sub, and any loss, damage to or destruction of any property owned by the Company and its Subsidiaries or others (including claims or liabilities for loss of use of any property) to the extent resulting directly or indirectly from the action or inaction of any of the Representatives of Parent or Merger Sub during any visit to the business or property sites of the Company and its Subsidiaries prior to the Effective Time, whether pursuant to this Section 6.1 or otherwise. During any visit to the business or property sites of the Company and its Subsidiaries, each of Parent and Merger Sub shall, and shall cause its respective Representatives accessing such properties to, comply with all Applicable Laws and applicable Orders and all of the safety and security procedures of the Company and its Subsidiaries, and to conduct itself in a manner that could not reasonably be expected to interfere with the operation, maintenance or repair of the assets of the Company and its Subsidiaries. None of Parent, Merger Sub or any of their Representatives shall conduct any environmental testing or sampling on any of the business or property sites (including the Leased Facilities) of the Company or its Subsidiaries prior to the Effective Time.

SECTION 6.2. Consents and Approvals. (a) Subject to Section 6.2(b) and Section 6.2(c) and the terms and conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall cooperate with the other and use, and shall cause each of its respective Subsidiaries to use, their respective best efforts to (i) prepare and file as promptly as practicable, and in any event within the time prescribed by any Applicable Law or Competition Law, all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from, or renewed with, any Governmental Entity (including the Consents and Approvals), in each case in order to consummate as promptly as practicable the transactions contemplated by this Agreement, (ii) furnish as promptly as practicable all information to any Governmental Entity as may be required by such Governmental Entity in connection with the foregoing and (iii) obtain all consents, registrations, approvals, permits and authorizations necessary, proper or advisable to be obtained from, or renewed with, any other Person (including the Consents and Approvals), in each case in order to consummate as promptly as practicable the transactions contemplated by this Agreement; provided that under no circumstances shall Parent, Merger Sub, the Company or any of its Subsidiaries be required to make any payment to any Person to secure such Person’s consent (other than filing fees to be paid in connection with any filings as set forth in Section 6.2(b) below); provided, further, that, for the avoidance of doubt, the failure to obtain any of the consents, registrations, approvals, permits or authorizations referenced above (other than any approvals, authorizations, consents or waivers required pursuant to Section 3.1(a) herein) shall not be a condition to the obligation of either Party to consummate the transactions contemplated by this Agreement. None of Parent, Merger Sub or the Company shall, and Parent, Merger Sub and the Company shall cause their respective Subsidiaries not to, take or cause to be taken any action that they are aware or should reasonably be aware would have the effect of delaying, impairing or impeding in any material respect the receipt or making of any such required authorizations, consents, orders, approvals or filings. Notwithstanding the foregoing and without limiting the generality thereof, the Parties shall (i) prepare and file a notification with respect to the transactions contemplated by this Agreement pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice within ten (10) Business Days from the date hereof, (ii) seek early termination of any waiting periods under the HSR Act and (iii) prepare and file a notification with respect to the transactions contemplated by this Agreement pursuant to the Competition Act with the Brazilian Counsel for Economic Defence within fifteen (15) business days (as defined under Applicable Law) from the date hereof. In addition, Parent shall (i) prepare and file a notification with respect to the transactions contemplated by this Agreement pursuant to the relevant competition laws and regulations of Ukraine with the Anti-Monopoly Committee of Ukraine no later than October 14, 2011 and (ii) prepare and file a notification with respect to the transaction contemplated by this Agreement pursuant to the Russian Law on Protection of Competition with the Federal Antimonopoly Service no later than October 14, 2011. Parent shall promptly provide such other information to any Governmental Entity as such Governmental Entity may reasonably request in connection with the satisfaction of any condition set forth in Section 3.1.

(b) Each Party shall as promptly as practicable furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions for any Governmental Entity (including the Consents and Approvals). Except as required by law or regulation and subject to Section 6.2(c), each Party or its attorneys shall provide the other Party or its attorneys the opportunity to review and make copies of all correspondence, filings, communications or memoranda setting forth the substance thereof between such Party or its Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated in this Agreement (omitting any information that constitutes a competitively sensitive business secret of either Party). The Company shall pay one-half of all filing fees in connection with any filings in connection with approvals of Governmental Entities to the transactions contemplated hereby, which shall be included as part of the Company Transaction Expenses, and the Parent shall pay the remainder.

(c) Subject to the terms and conditions set forth in this Agreement, without in any way limiting the generality of the undertakings under this Section 6.2, each of the Company, Parent and Merger Sub shall (provided that, notwithstanding anything to the contrary contained herein, Parent, Merger Sub, the Company and their respective Subsidiaries shall only be obligated to take actions pursuant to clauses (ii), (iii) and (iv) of this Section 6.2(c) (1) to the extent that such actions are conditional or contingent on the Closing occurring in accordance with the terms of this Agreement and (2) to the extent such action or undertaking will not, individually or in the aggregate, have a material adverse effect on either the Parent and the Company, taken as a whole, or Parent, taken as a whole):

(i) promptly provide to each and every Governmental Entity with jurisdiction over enforcement of any applicable Competition Laws such information and documents as may be requested by such Governmental Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;

(ii) promptly take any and all actions necessary to avoid or eliminate each and every impediment under any Competition Law so as to enable the consummation of the transactions contemplated hereby, including the Merger, to occur as soon as reasonably possible (and in any event no later than the Initial Termination Date or, if applicable, the Termination Date);

(iii) promptly take any and all actions necessary to avoid or overcome the entry of any action, including any legislative, administrative or judicial action, injunction or other Order, decree, decision, determination or judgment (in each case, whether temporary, preliminary or permanent), that would delay, restrain, restrict, prevent, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement on or prior to the Initial Termination Date or, if applicable, the Termination Date, including (A) the defense through litigation on the merits of any claim asserted in any court, agency or other Proceeding by any Person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions, (B) offering or consenting to any sale, lease, license, disposal or holding separate of, or restriction or limitation on, any assets, operations, rights, product lines, licenses, categories of assets or business or other interests therein, of Parent, Merger Sub, the Company and their respective Subsidiaries, and entering into agreements with, and submitting to orders of, the relevant Governmental Entity giving effect thereto, and (C) any other act, omission or restriction, if such act, omission or restriction should be necessary, proper or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any Proceeding in any forum or (y) issuance of any Order, decree, decision, determination or judgment by any Governmental Entity that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement on or prior to the Initial Termination Date or, if applicable, the Termination Date; and

(iv) promptly take, in the event that any permanent, preliminary or temporary injunction, decision, Order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with the terms hereof unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated hereby, any and all actions (including the appeal thereof or the posting of a bond) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, Order, judgment, determination or decree so as to permit the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof as soon as reasonably possible and, in any event, prior to the Initial Termination Date or, if applicable, the Termination Date.

(d) Subject to the proviso to the first sentence of Section 6.2(c), in the event that any Governmental Entity requires any of the acts, omissions or restrictions set forth in Section 6.2(c) with regards to any or all of Parent’s and Merger Sub’s assets or operations or any or all of the assets or operations of the Business, no adjustment shall be made to the aggregate Merger Consideration.

(e) Subject to Applicable Law, Competition Law, applicable Orders and all privileges, including attorney-client privileges, each Party shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including: (i) prior to submitting any document or information (whether formally or informally, in draft form or final form) to any Governmental Entity with respect to the Competition Law of such Governmental Entity applicable to this Agreement, sending reasonably in advance to the other Party a copy of such document or information (omitting any information that constitutes a competitively sensitive business secret of the other Party except as such information is included in a substantive filing with a Governmental Entity pursuant to the terms hereof); (ii) not, without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), submitting any document or information (whether formally or informally, in draft form or final form) to any Governmental Entity with respect to the Competition Law of such Governmental Entity applicable to this Agreement; (iii) promptly sending to the other Party a copy of all documents, information, correspondence or other communications relating to this Agreement sent to, or received by the Party (or its Representatives) from, any third-party or Governmental Entity relating to the Competition Law of such Governmental Entity or the transactions contemplated by this Agreement; (iv) promptly informing the other Party of any communications, conversations or telephonic calls received from any Governmental Entity with respect to the Competition Law of such Governmental Entity applicable to this Agreement, and not initiating any of the foregoing without the prior consent of the other Party; (v) sending reasonably in advance to the other Party any undertaking or agreement (whether oral or written) that it or any of its Subsidiaries proposes to make or enter into with any Governmental Entity with respect to the transactions contemplated by this Agreement; and (vi) allowing the other Party and its Representatives to attend and participate at any meeting with, or hearing organized by, any Governmental Entity relating to the transactions contemplated by this Agreement, to the extent permitted by such Governmental Entity and to the extent reasonably practicable.

(f) From the date hereof until the Effective Time, each of the Company, Parent and Merger Sub shall promptly notify the other of any change or fact of which it is aware that will or is reasonably expected to result in any of the conditions set forth in Article III becoming incapable of being satisfied.

SECTION 6.3. Conduct of Business. (a) From the date of this Agreement until the Closing, except as set forth on Schedule 6.3 or as contemplated or permitted or required by this Agreement or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, operate its business only in the ordinary course of business consistent with past practice. The Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to:

(i) preserve intact the present organization of the Company and its Subsidiaries;

(ii) keep available the services of the present executive officers and key employees of the Company and its Subsidiaries;

(iii) preserve the Company and its Subsidiaries’ goodwill and relationships with material customers, suppliers, licensors, licensees, contractors, distributors, lenders and other Persons having significant business dealings with the Company and its Subsidiaries;

(iv) not change the accounting methods or accounting practices used in the preparation of the Financial Statements, except as required by a change in any Applicable Law, applicable Order or GAAP, or adopt or change any accounting method or accounting period with respect to Taxes;

(v) not change, make or revoke any Tax election, file any amended Tax Return, settle or compromise any federal, state, local or foreign material Tax liability, agree to any extension or waiver of any statute of limitations with respect to any assessment or determination of any Taxes, enter into any closing agreements with respect to any Tax or surrender any rights to claim a Tax refund; and

(vi) not reclassify any ICMS Tax Asset for purposes of determining Conclusive Merger Consideration or Estimated Merger Consideration.

Except as required by law or pursuant to any contract or Plan in existence on the date hereof, the Company shall not (w) increase the rate of compensation or benefits to any of its directors or executive officers, (x) agree to pay any material pension, retirement allowance or other employee benefit not contemplated or required under any Plan to the extent such agreement would increase costs to the Company after Closing, or (y) enter into, adopt or materially amend any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other Plan to the extent such action would increase costs to the Company after Closing.

(b) Without limiting the generality of the foregoing, except as set forth on Schedule 6.3, neither the Company nor any of its Subsidiaries shall, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), directly or indirectly, take any action which, if taken prior to the date of this Agreement, would constitute a violation of Section 4.6.

(c) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, any right to control or direct the operations of the Business prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

SECTION 6.4. Indemnification of Directors and Officers. (a) Indemnification. From and after the Effective Time, Parent shall, and shall cause the Company and its Subsidiaries to the fullest extent permitted under Applicable Law to, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each present and former employee, agent, director or officer of the Company and its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Person” and collectively, the “Indemnified Persons”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by such Indemnified Person in his or her capacity as an employee, agent, director or officer occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such person’s service as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries); provided, however, that Parent shall not be required to indemnify any of the Indemnified Persons for any loss, expense, or damage which such Person may suffer as a result of his, her or its intentional misconduct, knowing violation of law or bad faith in failing to perform his, her or its duties on behalf of the Company or its Subsidiaries. In the event of any such Action, Parent shall cooperate with the Indemnified Person in the defense of any such Action.

(b) Survival of Indemnification. To the fullest extent not prohibited by Applicable Law, from and after the Closing, all rights to indemnification now existing in favor of the Indemnified Persons with respect to their activities as such prior to, on or after the Closing Date, as provided in each of the respective Organizational Documents or indemnification agreements of the Company or its Subsidiaries in effect on the date of such activities or otherwise in effect on the date hereof, shall survive the Closing and shall continue in full force and effect for a period of not less than six (6) years from the Closing Date; provided that, in the event any claim or claims are asserted or made within such survival period, all such rights to indemnification in respect of any claim or claims shall continue until final disposition of such claim or claims.

(c) Insurance. Prior to the Effective Time, the Company shall, and, if the Company is unable to, Parent shall cause the Surviving Corporation to, as of the Effective Time, obtain and fully pay for, at no expense to the beneficiaries and with the cost thereof to be shared equally by the Stockholders and Parent (such that 50% of the cost of such insurance shall increase the amount of Current Assets for purposes of calculating Net Working Capital), non-cancellable “tail” insurance policies with a claims period of at least six years from and after the Effective Time from insurance carriers with the same or better claims-paying ability ratings as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall not pay, or the Surviving Corporation, as the case may be, shall not be required to pay, for such “tail” insurance policies a one-time net premium in excess of 200% of the Company’s current annual premium for D&O Insurance. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, at Parent’s expense and at no expense to the beneficiaries, D&O Insurance for a period of at least six years from and after the Effective Time for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as provided in such existing D&O Insurance, from insurance carriers with the same or better claims-paying ability ratings as the Company’s current D&O Insurance carriers; provided, however, that the Surviving Corporation shall not be required to pay for such D&O Insurance an annual premium in excess of 200% of the Company’s current annual premium for D&O Insurance (the “Premium Cap”), but, to the extent such annual premium would exceed the Premium Cap, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use commercially reasonable efforts to maintain in effect, at no expense to the beneficiaries, for a period of at least six years from the Effective Time for the persons who are covered by the Company’s existing D&O Insurance, D&O Insurance with the best overall terms, conditions, retentions and levels of coverage reasonably available for an annual premium equal to the Premium Cap.

(d) Successors. In the event that, after the Closing Date, the Company or any of its Subsidiaries or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or a substantial portion of its properties and assets to any Person, then, and in either such case, proper provisions shall be made so that the successors and assigns of the Company, any of its Subsidiaries or Parent, as the case may be, shall assume the obligations set forth in this Section 6.4.

(e) Benefit. The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs, executors or administrators and his or her other Representatives.

SECTION 6.5. Continuity of Employees and Employee Benefits; Bonus Arrangements. (a) The Surviving Corporation shall, for a period of one year after the Closing, provide each employee of the Surviving Corporation and its Subsidiaries who was an employee of the Company and its Subsidiaries immediately prior to the Closing (each, a “Company Employee”) with (x) annual rates of base salary or hourly wages, as applicable, and target annual incentive and bonus opportunities on terms that are no less favorable than the annual rates of base salary or hourly wages, as applicable, and target annual incentive and bonus opportunities provided to such Company Employee immediately prior to the Closing and (y) coverage and benefits on terms that are no less favorable in the aggregate than the coverage and benefits provided to such Company Employee immediately prior to the Closing. In addition, for a period of one year after the Closing, the Surviving Corporation shall provide to each Company Employee who remains in the employment of the Surviving Corporation or its Subsidiaries severance protections and benefits that are no less favorable than the severance protections and benefits that would have been applicable to such Company Employee under the applicable severance policies of the Company or any of its Subsidiaries prior to the date of this Agreement (or, to the extent applicable to a particular employee, such employee’s individual agreement), and/or the Parent’s severance policies applicable at such time to similarly situated employees of Parent, taking into account in either case such Company Employee’s additional period of service and rate of base pay or wages and bonus target with the Surviving Corporation after the Closing. Where applicable, each of the Company Employees shall receive full credit for service with the Company and its Subsidiaries (including predecessor companies) for purposes of determining eligibility to participate, vesting and, for purposes of severance and vacation only, accrual under each employee benefit plan, program, policy or arrangement to be provided by the Surviving Corporation to such employee to the same extent such service was recognized under the applicable Plan immediately prior to the Closing.

(b) If the Effective Time occurs in 2011, then the following provisions shall apply:

(i) immediately prior to the Closing, the Company shall have the right to pay each participant in the Company’s annual bonus plans listed on Schedule 4.14(b) as the Bonus Plans (the “Bonus Plans”), who is employed at the Effective Time a pro-rated annual bonus based on the number of elapsed days in the 2011 calendar year prior to the Closing Date and assuming achievement by the Company of the maximum annual EBITDA objective under such applicable Bonus Plans (with no adjustment under the Bonus Plans for the “return on net asset” calculation) (the aggregate amount of all such bonuses, whether or not paid prior to the Closing, the “Aggregate Pre-Closing Pro Rata Bonus Amount”);

(ii) to the extent any portion of the Aggregate Pre-Closing Pro Rata Bonus Amount is not paid to such participants prior to the Closing, the amount not paid shall constitute a Current Liability for purposes of calculating the Net Working Capital and Parent shall cause the Surviving Corporation to pay to each participant his or her share of the amount not paid in the first payroll cycle following the Closing;

(iii) following the Closing, Parent shall cause the Surviving Corporation to pay annual bonuses (less the amount paid under clause (i) and clause (ii) above) when due (but no later than March 15, 2012) to each participant under the applicable Bonus Plan based on the Company’s actual annual EBITDA (excluding any one-time expenses and charges associated with the transactions contemplated hereby) for 2011 in accordance with the terms of the Bonus Plans (as in effect on the date hereof, without amendment or modification including with any adjustment under the Bonus Plans for the “return on net asset” calculation) (the aggregate amount of all such bonuses paid under this clause (iii), the “Aggregate Post-Closing Pro Rata Bonus Amount” and, together with the Aggregate Pre-Closing Pro Rata Bonus Amount, the “Aggregate Bonus Amount”); provided that any participant whose employment is terminated by the Surviving Corporation without “cause” on or after the Closing Date and prior to the applicable payment date shall be deemed to be employed through such payment date; and

(iv) to the extent that the Aggregate Pre-Closing Pro Rata Bonus Amount exceeded the Sellers’ Share of the Bonus Amount, then such excess shall increase the amount of Current Assets for purposes of calculating Net Working Capital on the Conclusive Statement and, conversely, to the extent that the Sellers’ Share of the Bonus Amount exceeded the Aggregate Pre-Closing Pro Rata Bonus Amount, then such excess shall increase the amount of the Current Liabilities for purposes of calculating Net Working Capital on the Conclusive Statement (for purpose of the foregoing, the “Sellers’ Share of the Bonus Amount” shall mean the product of the Aggregate Bonus Amount multiplied by a fraction, (x) the numerator of which is the number of elapsed days in the 2011 calendar year prior to the Closing Date and (y) the denominator of which is 365).

(c) If, on the other hand, the Effective Time occurs in 2012, then following provisions shall apply:

(i) immediately prior to the Closing, the Company shall have the right to pay each participant in the Bonus Plans who is employed at the Effective Time an annual bonus in respect of the 2011 calendar year assuming achievement by the Company of the maximum annual EBITDA objective under such applicable Bonus Plans with the applicable adjustment for the “return on net asset” calculation (the aggregate amount of all such bonuses, whether or not paid prior to the Closing, the “Aggregate Full-Year Bonus Amount”); and

(ii) to the extent any portion of the Aggregate Full-Year Bonus Amount is not paid to such participants prior to the Closing, the amount not paid shall constitute a Current Liability for purposes of calculating the Net Working Capital and Parent shall cause the Surviving Corporation to pay to each participant his or her share of the Aggregate Full-Year Bonus Amount in the first payroll cycle following the Closing.

(d) The Company shall have the right to pay one-time bonuses to employees in connection with the Closing (the “Transaction Bonuses”). For the avoidance of doubt, Parent agrees that the transactions contemplated hereby constitute a “change of control” or “change in control” under each Plan which uses any such term.

(e) The provisions of this Section 6.5 are intended to be solely for the benefit of, and shall be solely enforceable by, the parties hereto; no individual employee shall have any third-party beneficiary right under this Section 6.5.

SECTION 6.6. Public Announcements. The initial press release regarding the transactions contemplated by this Agreement shall be a joint press release approved in advance by the Parties hereto, and thereafter until the Closing, (i) any press or similar public announcement or communication in respect of this Agreement or the transactions contemplated hereby shall be provided to the other Party in advance of release for such other Party’s review and comment and the releasing Party will in good faith consider all reasonable comments and (ii) except as the Company or Parent may determine in good faith is required to be issued or made to comply with the requirements of any Applicable Law, the rules of any national securities exchange, Competition Law or any applicable Order, no press release or similar public announcement or communication shall (whether prior or subsequent to the Closing) be made or caused to be made in respect of this Agreement or the transactions contemplated hereby, without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), in which case the Company or Parent, as applicable, shall use their commercially reasonable efforts to allow the other reasonable time to comment on such press release or other public announcement or communication in advance of such issuance or making; provided that the Parties and their Affiliates may make internal announcements regarding this Agreement and the transactions contemplated hereby to their respective directors, officers and employees without the consent of the other Parties.

SECTION 6.7. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, Parent shall pay all Parent Transaction Expenses and the Company shall, except as set forth in Section 2.2(b)(iii), pay all Company Transaction Expenses.

SECTION 6.8. Tax Matters. (a) Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be shared equally by the Company, as a Company Transaction Expense, and Parent.

(b) Tax Agreements. As of the Closing, the Company shall, or shall cause its relevant Subsidiaries to, as the case may be, terminate any Tax sharing, allocation or indemnification agreement or similar contract or arrangement or any agreement (to which it is a party, is bound by or has any obligation under) that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(c) Straddle Period Allocation. In the case of a Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be: (1) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days from the beginning of such Straddle Period to and including the Closing Date and the denominator of which is the total number of days in such full Straddle Period, and (2) in the case of Taxes not described in clause (1) above (such as Taxes that in whole or in part are based on, measured by or calculated with reference to sales, net income, profits or gains (including any state or local franchise Taxes)), the amount of such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

(d) Tax Filings.

(i) For any Pre-Closing Tax Period of the Company or any of its Subsidiaries, the Stockholder Representative shall prepare or cause to be prepared and file or cause to be filed, in a manner consistent with Applicable Law and, to the extent possible, consistent with past practices of the Company, with the appropriate Tax Authorities all Tax Returns required to be filed; provided, however, that no such Tax Return shall be filed without the prior written consent of Parent, which consent shall not be unreasonably withheld. In connection with the filing of such Tax Returns, Parent agrees that the Transaction Tax Deductions may be claimed in such Tax Returns prepared by the Stockholder Representative pursuant to Treas. Reg. 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day rule” of Treas. Reg. 1.1502-76(b)(1)(ii)(B)). The Stockholder Representative’s rights under this paragraph 6.8(d)(i) shall include the right to make all necessary applications or filings for the refund of estimated Tax payments made by the Company for any Pre-Closing Tax Period; provided that no such application or filing for the refund shall be made without the prior written consent of Parent, such consent not to be unreasonably withheld. Furthermore, if the Company has a net operating loss for the final Pre-Closing Tax Period subject to this paragraph 6.8(d)(i), the Stockholder Representative shall cause the Surviving Corporation or the Company to file an Internal Revenue Service Form 1139 (Corporation Application for Tentative Refund) for each of the two immediately preceding Tax years of the Company; provided that no such Internal Revenue Service Form shall be filed without the prior written consent of Parent, such consent not to be unreasonably withheld. Any refunds of estimated Taxes or other Taxes received as a result of the provisions of this Section 6.8(d)(i) shall be paid in accordance with Section 6.8(e)(i).

(ii) Parent shall cause the Surviving Corporation to file all Tax Returns that are required to be filed by or with respect to the Surviving Corporation and any of its Subsidiaries for taxable years or periods ending after the Closing Date and shall pay all Taxes due with respect to such Tax Returns.

(iii) For any Straddle Period of the Company or any of its Subsidiaries, Parent shall timely prepare or cause to be prepared, and file or cause to be filed, all Tax Returns required to be filed and shall pay all Taxes due with respect to such Tax Returns. Parent shall seek reimbursement of such portion of such Taxes allocable to a Pre-Closing Tax Period (determined in accordance with Section 6.8(c)) under Section 8.2. Parent shall permit the Stockholder Representative to review and comment on each such Tax Return described in the preceding sentence prior to the filing thereof.

(iv) To the extent Parent amends, or causes the Surviving Corporation or its Subsidiaries to amend, any Tax Return that pertains to a Pre-Closing Tax Period, any breach of a representation or warranty contained in Section 4.13 of this Agreement that results solely from the amendments so made or caused to be made by Parent shall not give rise to a claim for indemnification against the Stockholders under Section 8.2(a)(i).

(e) Refunds.

(i) The amount or economic benefit of any refunds of Taxes of the Company or any of its Subsidiaries relating to a Tax Return for any Pre-Closing Tax Period filed by the Company or any of its Subsidiaries before the Closing Date, or to any Tax Return on which the Stockholder Representative (for the benefit of the Stockholders) has claimed a Transaction Tax Deduction for a Pre-Closing Tax Period pursuant to Section 6.8(d)(i) (but, in such case, only to the extent such refunds solely relate to such claimed Transaction Tax Deductions), shall be for the account of the Stockholder Representative (for the benefit of the Stockholders); provided that the amount or economic benefit of any such refunds shall be for the account of Parent to the extent such refunds are for non-income Taxes and have already been included as an asset in the determination of the Net Working Capital Amount as shown on the Conclusive Statement; provided further that Parent shall pay, or shall cause the Surviving Corporation to pay, to the Stockholder Representative (for the benefit of the Stockholders), within five (5) Business Days of the receipt thereof, any such refunds that are for the account of the Stockholder Representative. The amount or economic benefit of any refunds of Taxes of the Company (including as the Surviving Corporation) or any of its Subsidiaries for any taxable period beginning after the Closing Date shall be for the account of the Parent Indemnitees. The amount or economic benefit of any refunds of Taxes of the Company or any of its Subsidiaries for any Straddle Period (other than any included in the preceding sentences of this clause (e)) shall be apportioned between Parent (on behalf of the Parent Indemnitees) and the Stockholder Representative (for the benefit of the Stockholders) in a manner consistent with the allocation provisions of Section 6.8(c). For the avoidance of doubt, an amount or economic benefit attributable to any refunds of Taxes, other than refunds of estimated Taxes or other Taxes received solely as a result of the provisions of Section 6.8(d)(i), resulting from the Parent filing an amended Tax Return after the Closing Date relating to a taxable year of the Parent ending before the Closing Date shall be for the account of the Parent, notwithstanding that the items reflected on such amended Tax Return giving rise to such refund or economic benefit may not be attributable to the Parent prior to the Closing Date.

(ii) To the extent that there are Transaction Tax Deductions that remain available to be carried forward to a Post-Closing Tax Period, Parent shall cause the Surviving Corporation to carry forward any net operating losses attributable to the Transaction Tax Deductions to future Tax periods, subject to applicable requirements and limitations of Tax law. Parent shall pay, or shall cause the Surviving Corporation to pay, an amount to the Stockholder Representative (for the benefit of the Stockholders) equal to the reduction in the Surviving Corporation’s (and its Affiliates’) Tax liability in any such Tax period attributable to the carry forward of any net operating loss attributable to any Transaction Tax Deduction, provided that for purposes of computing the amounts payable under this Section 6.8(e)(ii), Parent, the Surviving Corporation and their Affiliates shall be deemed to use all other deductions, amortizations, exclusions from income or other Tax allowances of Parent, the Surviving Corporation and their Affiliates (to the extent such deductions, amortizations, exclusions from income or other Tax allowances are entitled to be used under applicable Tax law) prior to the use of any Transaction Tax Deductions or net operating loss carryforwards attributable to the Transaction Tax Deductions (i.e., any reduction in Tax liability attributable to any Transaction Tax Deductions shall be determined on a with and without basis, based on the Surviving Corporation’s effective tax rate for such Tax period). Notwithstanding anything to the contrary in this Section 6.8(e)(ii), Parent (or the Surviving Corporation, as applicable) shall only be obligated to make a payment pursuant to this Section 6.8(e)(ii) for any reduction in the Surviving Corporation’s (and its Affiliates’) Tax liability for a taxable year ending on or before December 31, 2016. Any payment to the Stockholder Representative pursuant to this Section 6.8(e)(ii) shall be paid by Parent (or Surviving Corporation at the direction to Parent) and delivered, together with a schedule detailing the calculation of the reduction in Tax liability, within ten (10) Business Days of the filing date of the Tax Return (including any estimated Tax Return) reflecting the reduction of the Surviving Corporation’s Tax liability.

(f) Tax Claims. If a claim is made by any Tax Authority, which, if successful, might result in an indemnity payment to an indemnified party under Section 8.2, then such indemnified party shall give notice to the indemnifying party in writing of such claim (a “Tax Claim”) and any proposed counterclaim; provided, that the failure to give notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party was materially prejudiced as a result of such failure. With respect to any Tax Claim asserted against the Company or any of its Subsidiaries relating to a Pre-Closing Tax Period for which the Stockholder Representative might have an indemnity obligation under Section 8.2, the Stockholder Representative shall, at its own cost and expense, have the right (but not the obligation) to control all such proceedings and make all decisions taken in connection with such

Tax Claim and may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Tax Authorities with respect thereto and either pay the Tax claimed and sue for a refund or contest the Tax Claim in any permissible manner; provided, however that the Stockholder Representative must first consult in good faith with (and provide any additional relevant information to) Parent before taking any action with respect to the conduct of such Tax Claim and shall not settle, compromise or abandon such Tax Claim without the prior written consent of Parent (such consent not to be unreasonably withheld). Parent shall have the right to participate fully and in all aspects of the prosecution or defense of such Tax Claim, with counsel of its own choosing. For the avoidance of doubt, Parent shall control all other proceedings with respect to any Tax Claim; provided that, if such Tax Claim relates to a Straddle Period and the Stockholder Representative could have, in the reasonable good faith determination of Parent, an indemnity obligation under Section 8.2, Parent must first consult in good faith with (and provide any additional relevant information to) the Stockholder Representative before taking any action with respect to the conduct of such Tax Claim and shall not settle, compromise or abandon such Tax Claim without the prior written consent of the Stockholder Representative (such consent not to be unreasonably withheld).

(g) Cooperation. The Stockholder Representative, Company, each of its Subsidiaries and Parent shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all taxable periods relating to Taxes, including by maintaining and making available to each other all records necessary in connection with Taxes and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to Tax Claims.

SECTION 6.9. Retention of Books and Records. Parent shall cause the Company and its Subsidiaries to retain all Books and Records maintained since January 1, 2005 and in existence at the Effective Time that are required to be retained under current retention policies for a period of seven (7) years from the Closing Date, and to make the same available after the Effective Time for inspection and copying by the Stockholder Representative or its Representatives at the Stockholder Representative’s expense, during regular business hours and upon reasonable request and upon reasonable advance notice.

SECTION 6.10. Competing Transactions. Parent agrees that it shall not, and shall not permit any of its Affiliates to, directly or indirectly, acquire or agree to acquire, or be acquired or agree to be acquired by, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in or by any other manner, any assets, business or any Person, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or purchase could reasonably be expected to (a) impose any delay on the expiration or termination of any applicable waiting period or impose any delay on the obtaining of, or increase the risk of not obtaining, any license, permit, franchise, certificate, approval, consent, registration, variance, exemption or other authorization issued by or obtained from a Governmental Entity necessary to consummate the transactions contemplated by this Agreement, including any Consents and Approvals, (b) increase the risk of any Governmental Entity entering a Prohibitive Order, (c) increase the risk of not being able to remove any such Prohibitive Order on appeal or otherwise or (d) delay or impede the consummation of the transactions contemplated by this Agreement.

SECTION 6.11. Further Assurances. Parent, Merger Sub and the Company agree that, from time to time before and after the Effective Time, they will (i) use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to cause the conditions to the other Party’s obligation to close the transactions contemplated herein as set forth in Article III to be satisfied as promptly as practicable and to consummate the transactions contemplated by this Agreement and (ii) execute and deliver, or use their reasonable best efforts to cause their respective Subsidiaries to execute and deliver, such further instruments, and take, or cause their respective Subsidiaries to take, such other action as may be reasonably necessary to carry out the purposes and intents of this Agreement. Parent, Merger Sub, the Company and their respective Subsidiaries agree to use their best efforts to refrain from taking any action which could reasonably be expected to materially delay the consummation of the transactions contemplated by this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.1. Termination. This Agreement may be terminated at any time prior to the Closing, notwithstanding adoption thereof by the stockholders of the Company:

(a) by the mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, by written notice to the other Party, if the Closing shall not have occurred on or prior to December 31, 2011 (the “Initial Termination Date”); provided that if prior to the Initial Termination Date, any of the conditions to the Closing set forth in Section 3.1 have not been satisfied (or waived) but all other conditions to the Closing (other than those conditions which by their terms cannot be satisfied until the Closing) have been satisfied (or waived) or are capable of being satisfied by the Initial Termination Date, the Initial Termination Date may be extended by the Company for up to three months from the Initial Termination Date (the Initial Termination Date, to the extent it is extended pursuant to this Section 7.1(b), is referred to herein as the “Termination Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any Party whose breach of any covenant or agreement under this Agreement shall have been a material cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c) by either the Company or Parent, if any Prohibitive Order permanently prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the occurrence of such Prohibitive Order;

(d) by Parent, by written notice to the Company and the Stockholder Representative, if the Company has breached or failed to perform any of its covenants or other agreements set forth in this Agreement or if any representation or warranty of the Company contained in this Agreement shall be or shall have become inaccurate, in either case (i) such that the conditions set forth in Section 3.1 or Section 3.2 would not be satisfied as of the time of such breach or failure or as of the time such representation or warranty was or shall have become inaccurate, and (ii) such breach or failure to perform or inaccuracy cannot be cured by the Company or, if capable of being cured, shall not have been cured within thirty (30) days after receipt by the Company and the Stockholder Representative of notice in writing from Parent, specifying the nature of such breach and requesting that it be cured, or Parent shall not have received adequate assurance of a cure of such breach within such thirty-day period; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in breach of any of its covenants set forth in this Agreement that would result in the closing conditions set forth in Section 3.1 or Section 3.3 (other than those conditions which by their terms cannot be satisfied until the Closing) not being satisfied;

(e) by the Company, by written notice to Parent, if Parent has breached or failed to perform any of its covenants or other agreements set forth in this Agreement or if any representation or warranty of Parent contained in this Agreement shall be or shall have become inaccurate, in either case (i) such that the conditions set forth in Section 3.1 or Section 3.3 would not be satisfied as of the time of such breach or failure or as of the time such representation or warranty was or shall have become inaccurate and (ii) such breach or failure to perform or inaccuracy cannot be cured by Parent or, if capable of being cured, shall not have been cured within thirty (30) days after receipt by Parent of notice in writing from the Company or the Stockholder Representative, specifying the nature of such breach and requesting that it be cured, or the Company and the Stockholder Representative shall not have received adequate assurance of a cure of such breach within such thirty-day period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it is then in breach of any of its covenants set forth in this Agreement that would result in the closing conditions set forth in Section 3.1 or Section 3.2 (other than those conditions which by their terms cannot be satisfied until the Closing) not being satisfied; or

(f) by the Company on or after November 14, 2011, if all of the conditions set forth in Section 3.1 and Section 3.2 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing and those conditions that are not satisfied as a result of Parent’s or Merger Sub’s breach of this Agreement) and Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 2.2.

SECTION 7.2. Effect of Termination. (a) In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall thereafter become void and have no further force and effect, and no Party (nor any of its Representatives or Affiliates) shall have any liability to any other Person; provided that (i) the obligations of the Parties hereto contained in Section 6.1 (Confidentiality), Section 6.6 (Public Announcements), Section 6.7 (Expenses), this Section 7.2, Article VIII and the Confidentiality Agreement shall survive the termination of this Agreement and (ii) nothing herein shall relieve any Party from any liability or damages for any breach of this Agreement prior to such termination.

(b) In the event that this Agreement is terminated pursuant to Section 7.1, Parent shall, as promptly as practicable and in no event later than three (3) Business Days following such termination, return to the Company or destroy, and will cause its Representatives to return to the Company or destroy, all of the documents and other materials received from the Company or its Subsidiaries or their respective Affiliates and/or Representatives relating to any of them or the transactions contemplated by this Agreement, whether so obtained before or after execution of this Agreement, and Parent (or, if Parent is not signatory thereto, its Affiliate signatory thereto) shall comply with all of its obligations under the Confidentiality Agreement.

(c) In the event that this Agreement is terminated pursuant to Section 7.1, for a period of two (2) years from the date of such termination, neither Parent nor any of its Affiliates shall, directly or indirectly, recruit, solicit, hire or retain any person who is an employee of the Company or any of its Affiliates (including the Company Employees), or induce, or attempt to induce, any such employee to terminate his or her employment with, or otherwise cease his or her relationship with, the Company or their Affiliates; provided that the foregoing restriction shall not apply to any such employee (other than a Key Employee) who (i) first contacts Parent or any of its Affiliates (or their respective Representatives) on his or her own initiative without any direct or indirect solicitation by or encouragement from Parent or any of its Affiliates, (ii) responds to general solicitation employment advertising in the media not directed at the employees of the Company or any of its Affiliates or (iii) is recruited by an independent search firm that was not directed to target Company employees.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.1. Survival. Each of the representations and warranties of the Company contained in Article IV and of Parent and Merger Sub contained in Article V shall survive the execution and delivery of this Agreement and the Closing, and shall continue until December 31, 2012; provided that each of the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.16, Section 5.1, Section 5.2 and Section 5.6 shall survive the Closing and shall have no expiration date. The covenants and agreements contained herein requiring performance in their entirety on or prior to the Closing shall terminate at the Closing. The covenants and agreements contained herein requiring performance after the Closing Date shall survive in accordance with their terms. If any Claims Notice (as defined below) is given in good faith in accordance with the terms of Section 8.4 on or prior to the applicable survival date, the claims specifically set forth in the Claims Notice shall survive until such time as such claim is finally resolved.

SECTION 8.2. Indemnification by the Stockholders; Indemnification by Parent. (a) Subject to the limitations set forth herein, from and after the Closing Date, the Stockholders, but solely from the funds held in the Escrow Account, shall indemnify, defend and hold harmless each of Parent, Merger Sub and their respective Subsidiaries and Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries), and each of their respective officers, directors, managers, employees, shareholders, partners, members and Representatives (each, a “Parent Indemnitee”), from and against any and all Losses arising from, out of or in connection with (i) any breach of or inaccuracy in any of the representations or warranties made by the Company in Article IV or in the certificate delivered pursuant to Section 3.2(c), (ii) any breach of any covenant or agreement made hereunder by the Company or the Stockholder Representative and (iii) the exercise by any holder of its statutory appraisal rights referred to in Section 2.5. From and after the Closing, no claim may be asserted nor any action commenced against the Stockholders under Article VIII unless a Claims Notice has been delivered to the Stockholder Representative by Parent (on behalf of Parent Indemnitees) on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 8.1.

(b) Subject to the limitations set forth herein, from and after the Closing Date, Parent shall indemnify, defend and hold harmless each of the Stockholders and their respective Affiliates, and each of their respective officers, directors, managers, employees, shareholders, partners, members and Representatives, and prior to the Closing, the Company and each Subsidiary of the Company and their respective officers, directors, managers, employees and Representatives (each, a “Stockholder Indemnitee,” and together with the Parent Indemnitees, the “Indemnitees” and each an “Indemnitee”), from and against any and all Losses arising from, out of or in connection with (i) any breach of or inaccuracy in any of the representations or warranties made by Parent and the Merger Sub in Article V or in the certificate delivered pursuant to Section 3.3(c) and (ii) any breach of any covenant or agreement made hereunder by Parent or the Merger Sub, and after the Closing, the Surviving Corporation and each Subsidiary or the Surviving Corporation. From and after the Closing, no claim may be asserted nor any action commenced against Parent under Article VIII unless an indemnification notice has been delivered to Parent by the Stockholder Representative (on behalf of Stockholder Indemnitees) on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or action is based ceases to survive as set forth in Section 8.1.

SECTION 8.3. Limitations on Indemnification. (a) Notwithstanding anything in this Agreement to the contrary, in no event shall the cumulative indemnification obligations of the Stockholders under Section 8.2(a), on the one hand, or Parent under Section 8.2(b), on the other hand, in the aggregate exceed an amount equal to the Escrow Amount.

(b) Notwithstanding anything in this Agreement to the contrary, the Stockholders shall not be liable to the Parent Indemnitees for indemnification under Section 8.2(a) to the extent such Losses were included in the determination of the amounts reflected on the Conclusive Statement (it being understood that the Stockholders shall not be liable pursuant to this Article VIII to the extent an item was substantially resolved by the Independent Accountant in connection with the determination of the Conclusive Statement).

(c) Notwithstanding anything in this Agreement to the contrary, the Stockholders shall not be liable to the Parent Indemnitees for indemnification under Section 8.2(a) (other than with respect to a claim for indemnification based upon, arising out of, with respect to or by reason of (1) any inaccuracy in or breach of any representation or warranty in Section 4.1, Section 4.2, Section 4.3, Section 4.13, and Section 4.16 or (2) the exercise by any holder of its statutory appraisal rights referred to in Section 2.5 (collectively, the “Parent Basket Exclusions”), until the aggregate amount of all Losses in respect of indemnification under Section 8.2(a) (other than those based upon, arising out of, with respect to or by reason of the Parent Basket Exclusions) exceeds five million dollars ($5,000,000) (the “Basket Amount”), whereupon the Parent Indemnitees shall be entitled to receive only amounts for Losses in excess of the Basket Amount, in which case, the Parent Indemnitees shall be entitled to indemnification for the amount of such Losses up to the amounts then available in the Escrow Account. No individual claim (or series of related claims arising from the same underlying facts, events or circumstances) by a Parent Indemnitee may be asserted (and no Parent Indemnitee shall be entitled to indemnification with respect to any such claim or series of related claims arising from the same underlying facts, events or circumstances) with respect to Section 8.2(a) (other than with respect to a claim for indemnification based upon, arising out of, with respect to or by reason of the exercise by any holder of its statutory appraisal rights referred to in Section 2.5) unless the aggregate amount of Losses that would be payable with respect to such claim (or series of related claims arising from the same underlying facts, events or circumstances) exceeds an amount equal to $100,000, and any such individual claim (or series of related claims arising from the same underlying facts, events or circumstances) for amounts less than $100,000 shall not be applied to or considered for purposes of determining whether the Basket Amount has been reached.

(d) Notwithstanding anything in this Agreement to the contrary, neither Parent nor Merger Sub shall be liable to the Stockholders for indemnification under Section 8.2(b) (other than with respect to a claim for indemnification based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 5.1, Section 5.2, Section 5.4, Section 5.5 and Section 5.6 (collectively, the “Stockholder Basket Exclusions”), until the aggregate amount of all Losses in respect of indemnification under Section 8.2(b) (other than those based upon, arising out of, with respect to or by reason of the Stockholder Basket Exclusions) exceeds the Basket Amount, whereupon the Stockholder Indemnitees shall be entitled to receive only amounts for Losses in excess of the Basket Amount, in which case, the Stockholder Indemnitees shall be entitled to indemnification for the amount of such Losses up to the amounts then available in the Escrow Account. No individual claim (or series of related claims arising from the same underlying facts, events or circumstances) by a Stockholder Indemnitee may be asserted (and no Stockholder Indmenitee shall be entitled to indemnification with respect to any such claim or series of related claims arising from the same underlying facts, events or circumstances) with respect to Section 8.2(b) unless the aggregate amount of Losses that would be payable with respect to such claim (or series of related claims arising from the same underlying facts, events or circumstances) exceeds an amount equal to $100,000, and any such individual claim (or series of related claims arising from the same underlying facts, events or circumstances) for amounts less than $100,000 shall not be applied to or considered for purposes of determining whether the Basket Amount has been reached.

(e) Solely for purposes of this Article VIII, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any qualifications or limitations as to “materiality,” “Company Material Adverse Effect,” “Parent Material Adverse Effect” and words of similar import set forth therein; provided, however, any such qualification or limitation shall not be disregarded for purposes of Section 4.6(i) or to the extent that it modifies the identification of applicable lists of agreements, contracts, instruments, insurance policies, environmental reports, Environmental Permits, Plans or Permits.

(f) In addition to and without in any way limiting any other provisions or limitations of this Agreement that may apply, with respect to any claim asserted by any Parent Indemnitee for any Losses arising out of or related to any breach of any representations and warranties in Section 4.9 (Environmental Matters), neither the Stockholder Representative nor any Stockholders shall have any obligation to any Parent Indemnitee to the extent that such Losses arise out of:

(i) any act or omission by or on behalf of any Parent Indemnitee that results in a Release of any Hazardous Substances, or that disturbs or exacerbates the condition of any Hazardous Substances, but such acts shall not include any sampling undertaken pursuant to subparagraph (iii)(A) or (iii)(B) hereof, provided that such sampling and any related activities are performed with due care; or,

(ii) any lawsuit or administrative enforcement action brought or threatened to be brought by or before, any formal or informal directive or order issued by, or any investigation or remediation undertaken by, any Governmental Entity as a result of any soliciting or importuning by or on behalf of any Parent Indemnitee relating to the subject of such lawsuit, enforcement action, directive, order, investigation or remediation; or

(iii) any sampling of soil, groundwater or other environmental media by or on behalf of or allowed by or on behalf of any Parent Indemnitee, unless (A) required by Environmental Law, or (B) required with respect to any improvement or construction to be undertaken by any Parent Indemnitee, or required to continue the existing uses of the Owned Real Property or Leased Facilities, or required to respond to claims by any Governmental Entity or third party that Hazardous Substances are migrating onto or have migrated onto property beyond the boundaries of the Owned Real Property or Leased Facilities, provided that reasonably in advance of any such sampling the relevant Parent Indemnitee shall notify in writing and consult with the Stockholder Representative regarding such plans and shall obtain the Stockholder Representative’s approval thereof, which the Stockholder Representative shall not unreasonably withhold; or

(iv) any change in the use of any Owned Real Property or Leased Facilities from its current use to a new or different use that no longer involves manufacturing, warehousing, or other current use of such Owned Real Property or Leased Facilities.

SECTION 8.4. Indemnification Claim Process. (a) All claims for indemnification by either a Stockholder Indemnitee or Parent Indemnitee under this Article VIII shall be asserted and resolved in accordance with Sections 8.4, 8.5 and 8.9.

(b) If a Parent Indemnitee intends to seek indemnification for a Third Party Claim pursuant to this Article VIII, the Parent Indemnitee shall promptly, but in no event more than thirty (30) calendar days following such Parent Indemnitee’s knowledge of such claim, notify the Stockholder Representative in writing of such claim, describing such claim in reasonable detail and the amount or estimated amount of such Losses (the “Claims Notice”).

The failure to give such prompt written notice shall not, however, relieve the Stockholders of their indemnification obligations, except and only to the extent that the Stockholders forfeit rights or defenses or are otherwise actually prejudiced by reason of such failure.

(c) All Stockholder Indemnitees, acting through the Stockholder Representative, that intend to seek indemnification for a Third Party Claim pursuant to this Article VIII, shall promptly, but in no event more than thirty (30) calendar days following the Stockholder Representative’s knowledge of such claim, deliver a Claims Notice to Parent. The failure to give such prompt written notice shall not, however, relieve Parent of its indemnification obligations, except and only to the extent that Parent forfeits rights or defenses or are otherwise actually prejudiced by reason of such failure.

(d) The Indemnitor shall have thirty (30) days from the date on which the Indemnitor received the Claims Notice to notify the Indemnitee that the Indemnitor desires to assume the defense or prosecution of the Third Party Claim and any litigation resulting therefrom with counsel reasonably acceptable to the Indemnitee; provided, however, that prior to the Indemnitor assuming such defense it shall first verify in writing that such Indemnitor shall be fully responsible for all Losses relating to such Third Party Claim and that it will provide full indemnification (subject to the applicable limits, if any, set forth in this Article VIII) to the Indemnitee with respect to such Third Party Claim; provided, further, that the Indemnitor shall not be entitled to assume such defense if (i) such Third Party Claim relates to or arises in connection with any criminal allegation, (ii) such Third Party Claim seeks an injunction or equitable relief against an Indemnitee, (iii) an adverse determination with respect to such Third Party Claim would be materially detrimental to or materially injure the Indemnitee’s reputation or future business prospects, or (iv) the Indemnitee reasonably believes that the Losses relating to such Third Party Claim could exceed the maximum amount that such Indemnitee could then be entitled to recover under this Article VIII. If the Indemnitor assumes the defense of such claim in accordance herewith: (x) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of such Third Party Claim (upon reasonable prior written notice to the Indemnitor), but the Indemnitor shall control the investigation, defense and settlement thereof, and such co-counsel shall reasonably cooperate with the Indemnitor and its counsel; (y) the Indemnitee shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnitor; and (z) the Indemnitor shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnitee (which shall not be unreasonably withheld or delayed) unless the judgment or settlement provides solely for the payment of money, the Indemnitor makes such payment in full and the Indemnitee receives an unconditional release. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, and cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnitor has assumed the defense of such Third Party Claim, the Indemnitor will not be obligated to indemnify the Indemnitee hereunder with respect to any settlement entered into or any judgment consented to without the Indemnitor’s prior written consent (which shall not be unreasonably withheld or delayed).

(e) If the Indemnitor does not assume the defense of such Third Party Claim within thirty (30) days of receipt of the Claims Notice, the Indemnitee will be entitled to assume such defense, at its sole cost and expense (or, if the Indemnitee incurs a Loss with respect to the matter in question for which the Indemnitee is entitled to indemnification pursuant to this Article VIII, at the expense of the Indemnitor), upon delivery of notice to such effect to the Indemnitor; provided, however, that the Indemnitor (i) shall have the right to participate in the defense of the Third Party Claim at its sole cost and expense, (ii) may at any time thereafter assume defense of the Third Party Claim, in which event the Indemnitor shall bear the reasonable fees, costs and expenses of the Indemnitee’s counsel incurred prior to the assumption by the Indemnitor of defense of the Third Party Claim and (iii) shall not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment consented to without the Indemnitor’s prior written consent.

(f) Notwithstanding anything to the contrary in this Section 8.4, any control of, Action with respect to or participation in any Tax Claim shall be governed by Section 6.8(f).

SECTION 8.5. Indemnification Procedures for Non-Third Party Claims. The Indemnitee will deliver a Claims Notice to the Indemnitor promptly upon its discovery of any matter for which the Indemnitor may be liable to the Indemnitee hereunder that does not involve a Third Party Claim (a “Non-Third Party Claim”), which Claims Notice shall also (i) state in reasonable detail the facts and circumstances related to such Loss and the nature of the misrepresentation, breach of warranty or claim to which such Loss is related, (ii) state that the Indemnitee has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnitee is entitled to indemnification pursuant to this Agreement (and, to the extent known or reasonably calculable, the Indemnitee’s good faith estimate of the amount of its Losses), and (iii) the date such item was paid or accrued. The Indemnitee shall reasonably cooperate and assist the Indemnitor in determining the validity of any claim for indemnity by the Indemnitee and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters. Notwithstanding anything to the contrary in this Section 8.5, any control of, Action with respect to or participation in any Tax Claim shall be governed by Section 6.8(f).

SECTION 8.6. Calculation of Losses; Limitations; Exclusive Remedy.

(a) The amount of any Loss for which indemnification is provided under this Article VIII shall be net of (i) any amounts actually recovered by any Indemnitee under insurance policies with respect to such Loss, (ii) any amounts actually received by any Indemnitee from any third party in the form of an indemnity, contribution or other similar payment and (iii) amounts accrued on the balance sheet of the Company or any Subsidiary of the Company as of the Closing Date and included in calculating the Net Working Capital Amount on the Conclusive Statement with respect to such Loss, or specifically reserved against on such balance sheet.

(b) Notwithstanding anything to the contrary set forth herein (including any limitations set forth in this Article VIII), following the Closing, the indemnification provisions of this Article VIII shall be the sole and exclusive remedy of Buyer and the Sellers, as applicable, for any claim arising out of this Agreement, and the transactions contemplated hereby, except to the extent of any Losses arising out of fraud of a party hereto in connection therewith.

SECTION 8.7. Tax Treatment of Indemnity Payments. The Stockholders and the Parties agree to treat, and to cause their respective Subsidiaries to treat, for all Tax purposes, any payment made under this Article VIII, to the maximum extent permitted by Applicable Law, as an adjustment to the Merger Consideration.

SECTION 8.8. Subrogation. In the event of payment by or on behalf of any Indemnitor to any Indemnitee (including pursuant to this Article VIII) in connection with any claim or demand by any Person other than the parties or their respective Affiliates, such Indemnitor shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such claim or demand against any claimant or plaintiff asserting such claim or demand. Such Indemnitee shall cooperate with such Indemnitor in a reasonable manner, and at the cost of such Indemnitor, in presenting any subrogated right, defense or claim.

SECTION 8.9. Indemnity Escrow. (a) In the event any Parent Indemnitee shall have, prior to December 31, 2012, delivered a Claims Notice in respect of indemnification under this Agreement, such Parent Indemnitee and the Stockholder Representative shall negotiate in good faith to reach an agreement upon (i) the Parent Indemnitee’s right for indemnification under this Agreement and the amount of such Parent Indemnitee’s Losses and (ii) the amounts then available in the Escrow Fund that should be reserved (the “Reserved Amount”) in respect of such Claims Notice. Pending or absent a mutual agreement of the Reserved Amount in respect of any Claims Notice, the Reserved Amount therefor shall be the amount in good faith estimated by Parent based on back-up documentation containing such detail as is reasonable under the circumstances.

(b) If, after a period of thirty (30) days following receipt by the Stockholder Representative of a Claims Notice, the Parent Indemnitee and the Stockholder Representative have not succeeded in reaching an agreement upon the Reserved Amount or, in the case of a Non-Third Party Claim only, the liability of the Parent Indemnitee or the resolution of such Non-Third Party Claim, each of Parent and the Stockholder Representative shall have the right to submit the dispute at the earliest possible date to mediation conducted in accordance with the Mediation Procedure of the International Institute for Conflict Prevention and Resolution (“CPR”); provided that nothing in this Section 8.9(b) shall affect or curtail Parent’s unilateral right to make an indemnity claim under this Article VIII or give any right to the mediator to decide the validity of a Third Party Claim. The costs of such mediation shall be borne by the Parent Indemnitee and the Stockholder Representative (on behalf of the Stockholders) in inverse proportion to the amount with respect to which each party prevails in the dispute (calculated in accordance with Section 2.8(d)). The parties agree to participate in good faith in the mediation and negotiations related thereto for a period of thirty (30) days or such longer period as they may mutually agree following the initial mediation session (the “Mediation

Period”). If the dispute has not been resolved for any reason after the Mediation Period, the Stockholder Representative shall have the right to bring suit in the applicable forum in accordance with this Agreement or to submit the dispute over the Reserved Amount and, in the case of any Non-Third Party Claim, the pending claim to arbitration conducted in New York City, before and in accordance with the then-existing Rules for Non-Administered Arbitration of the CPR (the “Rules”). The arbitrator shall determine only those items in dispute. In resolving any dispute, the Parties intend that the arbitrator shall apply the substantive Laws of the State of Delaware, without regard to any choice of law principles thereof that would mandate the application of the laws of another jurisdiction. The Parties intend that the provisions to arbitrate set forth herein be valid, enforceable and irrevocable, and any award rendered by the arbitrator shall be final and binding on the Parties. The Parties agree to comply and cause the applicable Indemnitees to comply with any award made in any such arbitration proceedings and agree to enforcement of or entry of judgment upon such award, in any court of competent jurisdiction, including (a) the Supreme Court of the State of New York, New York County, or (b) the United States District Court for the Southern District of New York.

(c) Upon the agreement by the Stockholder Representative and the Parent Indemnitee or as finally determined in accordance with the procedures set forth in Section 8.9(b), the Stockholder Representative and Parent shall jointly instruct the Escrow Agent under the Escrow Agreement to pay to the Parent Indemnitee the lesser of (i) the amount of the Losses in respect of such Claims Notice and (ii) the amounts then available in the Escrow Fund.

(d) On December 31, 2012, the Stockholder Representative and Parent shall jointly instruct the Escrow Agent under the Escrow Agreement to pay to the Stockholder Representative, acting in the name and on behalf of all of the Stockholders, the excess of the amounts then available in the Escrow Fund over the aggregate Reserved Amounts in respect of all unresolved claims for indemnification made by the Parent Indemnitees prior to such date, in each case, if any.

(e) From and after December 31, 2012, from time to time, upon (i) resolution of any Claims Notice in respect of any individual claim for indemnification made by the Parent Indemnitees and (ii) payment to the Parent Indemnitee of the amount of such claim from the aggregate Reserved Amounts then available in the Escrow Fund, the Stockholder Representative and Parent shall jointly instruct the Escrow Agent to release to the Stockholder Representative, in the name and on behalf of all of the Stockholders, the excess of the amounts then available in the Escrow Fund over the aggregate Reserved Amounts in respect of all remaining unresolved claims for indemnification made by the Parent Indemnitees prior to such date, in each case, if any.

(f) All income earned in respect of the Escrow Account shall be for the benefit of the Stockholders.

ARTICLE IX

MISCELLANEOUS

SECTION 9.1. Disclosure Schedules. (a) If a disclosure is made in one of or in any part of any of the Disclosure Schedules, such disclosure will be deemed to have also been made in each other part of the Disclosure Schedules to the extent the relevance of such disclosure to such other part of the Disclosure Schedules is reasonably apparent on its face. The reference to or listing, description, disclosure or other inclusion of any item or other matter, including any charge, violation, breach, debt, obligation or liability, in the Disclosure Schedules shall not be construed to be an admission or suggestion that such item or matter constitutes a violation of, breach or default under, any contract, agreement, note, lease or otherwise. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement, Applicable Law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Notwithstanding the use of the terms “material” and “Company Material Adverse Effect” and “Parent Material Adverse Effect” in this Agreement, the inclusion of any particular disclosure in the attached Disclosure Schedules shall not, of itself, mean that the item or matter so disclosed is material, is required to be disclosed or would be likely to constitute a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Such disclosure shall not be used as a basis for interpreting the term “material,” “materially,” “materiality,” “Company Material Adverse Effect,” “Parent Material Adverse Effect” or any similar qualification in this Agreement.

(b) From time to time prior to the Effective Time, the Company may amend or supplement the Disclosure Schedules relating to any representation or warranty contained in Article IV with respect to any matter that, if existing at or prior to the Closing Date, would have been required to be set forth or described on the Disclosure Schedules or that is necessary to complete or correct any information in any representation or warranty contained in Article IV; provided, however, that such updated Disclosure Schedules may only reflect changes in fact which occur after the date hereof and such updated Disclosure Schedules shall not have any effect for purposes of (y) determining whether there has been a breach of a representation or warranty for purposes of the Stockholders’ indemnification obligations set forth in Article VIII or (z) determining the fulfillment of the conditions set forth in Section 3.2(b).

SECTION 9.2. Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and duly executed, in the case of an amendment, by the Company and Parent, or in the case of a waiver, by the Party against whom the waiver is to be effective. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

SECTION 9.3. Assignment. This Agreement may not be assigned by a Party by operation of law or otherwise without the prior written consent of the other Party hereto and any attempt to assign this Agreement without such consent shall be void and of no effect.

SECTION 9.4. Entire Agreement. This Agreement (including all Annexes, Exhibits and Schedules referred to herein or delivered under this Agreement), the other Transaction Documents, the Confidentiality Agreement and any agreement between Parent and/or Merger Sub, on the one hand, and the Company and/or the Stockholder Representative, on the other hand, making specific reference to this Section 9.4 constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersede all prior express or implied agreements and understandings, whether written or oral, among the Parties.

SECTION 9.5. Parties in Interest; No Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon and enforceable by and against, the Parties hereto and their respective successors and permitted assigns, whether or not so expressed. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person other than Parent, Merger Sub, the Company or their respective successors or permitted assigns, any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided that, notwithstanding the foregoing, in the event the Closing occurs, the Indemnified Persons are intended third-party beneficiaries of, and shall be entitled to the protections of, Section 6.4.

SECTION 9.6. Counterparts. This Agreement and any amendments hereto may be executed and delivered in one or more counterparts, each of which shall be deemed to be an original by the Party executing such counterpart, but all of which shall be considered one and the same instrument. The execution and delivery of the signature page, including the electronic delivery of the actual signature, by any Party will constitute the execution and delivery of this Agreement by such Party.

SECTION 9.7. Section Headings. The article, section and paragraph headings and table of contents contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

SECTION 9.8. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and deemed given if delivered personally or mailed by certified or registered mail with postage prepaid or sent by facsimile or by overnight courier to the Parties, in each case with a copy sent via electronic mail (if an electronic mail address of the Party to whom the relevant communication is being made has been designated pursuant hereto and remains a working electronic mail address), at the following addresses (or at such other addresses as shall be specified by like notice):

(a)	if to the Company, to:

The GSI Group LLC

1004 East Illinois Street

Assumption, IL 62510

Attention: Scott Clawson

Fax: (866) 339-7328

Email: sclawson@gsiag.com

with a copy to:

GSI Holdings Corp.

c/o Centerbridge Partners, L.P.

375 Park Avenue

New York, NY 10152

Attention: Steven Silver and Kyle Cruz and Susanne Clark

Fax: (212) 672-5001 and (212) 672-4677 and (212) 672-4501

Email: ssilver@centerbridge.com and kcruz@centerbridge.com and

sclark@centerbridge.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Caroline B. Gottschalk

Fax: (212) 455-2502

Email: cgottschalk@stblaw.com

(b)	if to the Stockholder Representative, to:

Centerbridge Advisors, LLC

c/o Centerbridge Partners, L.P.

375 Park Avenue

New York, NY 10152

Attention: Steven Silver and Kyle Cruz and Susanne Clark

Fax: (212) 672-5001 and (212) 672-4677 and (212) 672-4501

Email: ssilver@centerbridge.com and kcruz@centerbridge.com and

sclark@centerbridge.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: Caroline B. Gottschalk

Fax: (212) 455-2502

Email: cgottschalk@stblaw.com

(c)	if to Parent, to:

AGCO Corporation

4205 River Green Parkway

Duluth, Georgia 30096-2568

Attention: General Counsel

Fax:

Email: debra.kuper@agcocorp.com

with a copy to:

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308

Attention: W. Brinkley Dickerson, Jr.

Fax:

Email: brink.dickerson@troutmansanders.com

All such notices, requests, demands, waivers and other communications shall be deemed to have been received, if by personal delivery, certified or registered mail or next-day or overnight mail or delivery, on the day delivered or, if by electronic mail, fax or telegram, on the next Business Day following the day on which such electronic mail, fax or telegram was sent; provided that a copy is also sent by certified or registered mail or by overnight courier.

SECTION 9.9. Remedies. (a) Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy permitted hereunder, including seeking damages, and the exercise by a Party of any one such remedy will not preclude the exercise of any other such remedy.

(b) The Parties understand and agree that the covenants and undertakings on each of their parts herein contained are uniquely related to the desire of the Parties and their respective Affiliates to consummate the transactions contemplated herein, that the transactions contemplated herein represents a unique business opportunity at a unique time for each of the Company and Parent and their respective Affiliates and further agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its terms and further agree that, although monetary damages may be available for the breach of such covenants and undertakings, monetary damages would be an inadequate remedy therefor. Accordingly, each Party hereto agrees, on behalf of themselves and their respective Subsidiaries and Affiliates, that, in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent or Merger Sub, on the other hand, shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereto hereby waives the defense, that there is an adequate remedy at law.

(c) The Parties understand and agree that, except with respect to claims based on fraud, the remedies expressly set forth in this Agreement shall constitute the sole and exclusive remedies of the Parties hereto for any claim arising under this Agreement against any other Party hereto following the Closing. In furtherance of the foregoing, each Party hereby waives, on behalf of itself and each of its Affiliates, from and after Closing, to the fullest extent permitted by Applicable Law, any and all rights, claims and causes of action that it or any of its Affiliates may have under all statutory and common law, including under any Environmental Laws (including any Environmental Law that may be enacted in the future) against the other party or any of their respective Affiliates arising under or based upon this Agreement or any Applicable Law or otherwise.

SECTION 9.10. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be exclusively governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

SECTION 9.11. Consent to Jurisdiction; Service of Process; Waiver of Jury Trial; Process Agent. (a) Each of the Parties (i) consent to submit itself to the exclusive personal jurisdiction and venue of any Federal court located in the State of Delaware or any Delaware state court with respect to any suit relating to or arising out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to defeat or deny such personal jurisdiction or venue by motion or otherwise, (iii) agrees that it will not bring any such suit in any court other than a Federal or State court sitting in the State of Delaware, (iv) irrevocably agrees that any such suit (whether at law, in equity, in contract, in tort or otherwise) shall be heard and determined exclusively in such Federal or State court sitting in the State of Delaware, (v) agrees to service of process in any such action in any manner prescribed by the Laws of the State of Delaware and (vi) agrees that service of process upon such Party in any action or proceeding shall be effective if notice is given in accordance with Section 9.8 herein. Each of Parent and Merger Sub hereto irrevocably designates CT Corporation as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the aforementioned courts and Parent stipulates that such consent and appointment is irrevocable and coupled with an interest.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 9.12. Time for Performance. Time is of the essence with regard to any time, date or period set forth or referred to in this Agreement.

SECTION 9.13. No Right of Set-Off. Except for its right to make claims against the Escrow Account in accordance with Article VIII, Parent, for itself and its successors and permitted assigns, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that Parent or any of its successors and permitted assigns has or may have with respect to the payment of the Merger Consideration or any other payments to be made by Parent pursuant to this Agreement or any other document or instrument delivered by Parent in connection herewith.

SECTION 9.14. Mutual Drafting. This Agreement shall be deemed to have been jointly drafted by the Parties and this Agreement shall not be construed against any Party as the principal draftsperson hereof or thereof.

SECTION 9.15. Severability. The provisions of this Agreement shall be deemed severable and the invalidity, illegality or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement (or any portion thereof), or the application of any such provision (or any portion thereof) to any Person or entity or any circumstance, is held invalid, illegal or unenforceable by any Applicable Law, Order or public policy, (i) the Parties shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Applicable Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid, legal and enforceable provision giving effect to the original intent of the Parties and (ii) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 9.16. Stockholder Representative. (a) The parties have agreed that it is desirable to designate a Stockholder Representative to act on behalf of holders of the Company Common Stock and the Options for certain limited purposes, as specified herein. The parties have designated Centerbridge Advisors, LLC as the initial Stockholder Representative, and the Stockholders Approval will expressly ratify and approve such designation. The Stockholder Representative is hereby appointed as agent and attorney-in-fact, for each Stockholder with full power of substitution to act in the name, place and stead of such Stockholder with respect to the transactions contemplated by this Agreement and to act on behalf of such Stockholder in any amendment of or litigation or arbitration involving this Agreement or the Escrow Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Stockholder Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement or the Escrow Agreement, including the power:

(i) to take all action necessary or desirable in connection with the waiver of any condition to the obligations of the Company to consummate the transactions contemplated by this Agreement;

(ii) to negotiate, execute and deliver all ancillary agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement or the Escrow Agreement (it being understood that the Company and any Stockholders, shall execute and deliver any such documents which the Stockholder Representative agree to execute);

(iii) to terminate this Agreement or the Escrow Agreement if they or the Company are entitled to do so;

(iv) to give and receive all notices, communications and funds to be given or received under this Agreement and the Escrow Agreement and to receive service of process in connection with any claims under this Agreement and the Escrow Agreement, including service of process in connection with arbitration;

(v) to bring or defend any claim or action on behalf of the Stockholders to enforce their rights under this Agreement and in connection with the transactions contemplated hereby; and

(vi) to take all actions which under this Agreement and the Escrow Agreement may be taken by or on behalf of any Stockholder and to do or refrain from doing any further act or deed on behalf of any Stockholder which the Stockholder Representative deems necessary or appropriate in their sole discretion relating to the subject matter of this Agreement and the Escrow Agreement as fully and completely as such Stockholders could do if personally present.

(b) The Company hereby agrees that Parent, the Paying Agent and the Escrow Agent shall be able to rely conclusively on the instructions and decisions of the Stockholder Representative as to the settlement of any claims against the Escrow Amount pursuant to the Escrow Agreement, or as to any actions required or permitted to be taken by the Stockholder Representative hereunder or under the Escrow Agreement.

(c) The Stockholder Representative will not be liable for any act taken or omitted by it as permitted under this Agreement or the Escrow Agreement, except if such act is taken or omitted in bad faith or gross negligence. The Stockholder Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).

(d) The Stockholders shall, severally but not jointly, indemnify (on a pro rata basis based upon their respective Percentage Share) the Stockholder Representative for, and to hold the Stockholder Representative harmless against, any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representative, arising out of or in connection with the Stockholder Representative’s carrying out its duties under this Agreement, including costs and expenses of successfully defending the Stockholder Representative against any claim of liability with respect thereto. The Stockholder Representative may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel.

(e) If Centerbridge Advisors, LLC resigns in writing as Stockholder Representative or otherwise becomes unable to serve as a Stockholder Representative, stockholders holding a majority of the outstanding shares of Company Common Stock immediately prior to the Effective Time may designate as a successor Stockholder

Representative either (i) an affiliate of Centerbridge Advisors, LLC or (ii) with the written consent of Parent, any other person (the “Successor Stockholder Representative”). Upon written acceptance by such Successor Stockholder Representative to serve as a Stockholder Representative, such Successor Stockholder Representative shall thereupon succeed to and become vested with all of the powers and duties and obligations of the applicable original Stockholder Representative without further act, and such original Stockholder Representative shall be discharged from its duties and obligations hereunder but shall continue to have the benefits of the indemnification set forth in this Section 9.16. Notwithstanding any replacement of such original Stockholder Representative hereunder, the provisions of this Section 9.16 shall continue in effect for the benefit of such original Stockholder Representative with respect to all actions taken or omitted to be taken by it while acting as a Stockholder Representative. All of the indemnities, immunities and powers granted to the Stockholder Representatives under this Agreement shall survive the Closing and/or termination of this Agreement.

(f) The grant of authority to the Stockholder Representative provided for in this Section 9.16 is coupled with an interest and shall be irrevocable and shall survive the death, incompetency, bankruptcy or liquidation of any Stockholder, and shall survive the Closing.

(g) All out-of-pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) reasonably incurred by the Stockholder Representative in performing any actions under this Agreement or the Escrow Agreement will be paid out of the Escrow Amount, from time to time, as and when such fees and expenses are incurred.

*  *  *  *  *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

AGCO CORPORATION

By:	/s/ Andrew H. Beck
Name:	Andrew H. Beck
Title:	Senior Vice President and Chief Financial Officer

MIDWEST MERGER ACQUISITION COMPANY

By:	/s/ Andrew H. Beck
Name:	Andrew H. Beck
Title:	President

GSI HOLDINGS CORP.

By:	/s/ Scott G. Clawson
Name:	Scott G. Clawson
Title:	President & Chief Executive Officer

CENTERBRIDGE ADVISORS, LLC, solely in its capacity as the Stockholder Representative

By:	/s/ Steven M. Silvek
Name:	Steven M. Silvek
Title:	Authorized Signatory

ANNEX A

Definitions

“Affiliates” shall mean, with respect to any Person, any Persons directly or indirectly controlling, controlled by, or under common control with, such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, “controls” (and the terms “controlling,” “controlled by” and “under common control”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” shall mean, with respect to any Person or any property or asset, all federal, state, foreign, provincial, county, municipal and local laws (including laws related to Taxes), statutes, ordinances, codes, rules, regulations, decrees, orders, rulings, writs, injunctions, judgments, awards or standards of any Governmental Entity (other than any Governmental Authorizations) applicable to or binding on such Person (or its properties or assets) or to such property or asset from time to time, including the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78dd-1, et seq.), the Trading with the Enemy Act (50 U.S.C. Appendix §§ 1, et seq.) and the USA Patriot Act (Pub.L.107-56) and all regulatory requirements, including recordkeeping requirements, with respect to the sale, distribution and export of goods and services; provided that Applicable Law shall be deemed to not include any Competition Law.

“BNDES Note” shall mean the promissory note due 2012 issued under the Credit Facility Agreement, dated as of September 30, 2009, between GSI Brasil and Banco Itaú BBA S.A., on behalf of Banco Nacional do Desenvolviment Econômico e Social (BNDES).

“Books and Records” shall mean originals, copies or electronic versions of all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Company, its Subsidiaries or the Business.

“Brazilian Debt” shall mean the BNDES Note, the BRDE Facility, the FINEP Facility and the Company’s note payable, variable interest rate, due 2010 and 2011.

“Brazilian Lenders” shall mean the lenders under the Brazilian Debt.

“BRDE Facility” shall mean the credit line facility entered into on November 25, 2008, between GSI Brasil and Banco Regional Bank de Desenvolvimento do Extremo Sul (BRDE).

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which banks are not required or authorized to be closed in Los Angeles, California or New York City.

“Cash” shall mean, as of immediately prior to the Effective Time, the Company’s and its Subsidiaries’ combined amount of (i) cash, (ii) marketable U.S. government securities, including U.S. Treasury bills, notes and bonds, (iii) investment grade money market securities and bank certificates of deposit having original or remaining maturities of three months or less at date of purchase and which are carried at cost, in each case (a) whether or not kept “on site” or held in deposit, checking or other accounts of or in any safety deposit box or other physical storage device provided by a financial institution and (b) determined in accordance with GAAP. For the avoidance of doubt, Cash shall (1) be calculated net of issued but uncleared checks and drafts, (2) include checks and drafts deposited for the account of the Company and its Subsidiaries, including deposits in transit and (3) not include cash held in the Escrow Account.

“Closing Date Payment” shall mean the amount obtained by dividing (a) (i) the Estimated Merger Consideration plus (ii) the Option Proceeds Amount minus (iii) the Escrow Amount, by (b) the Share Number.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means such Intellectual Property that is owned by the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries holds exclusive or non-exclusive rights or interests granted by license from other Persons, including any of the Stockholders.

“Company Material Adverse Effect” shall mean any event, change, effect or circumstance that is, or would reasonably be expected to become, materially adverse to the condition (financial or otherwise), results of operations, assets, liabilities or properties of the Company, its Subsidiaries and the Business, taken as a whole; provided that no event, change, effect or circumstance generally affecting, arising out of or relating to any of the following shall be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect:

(a) financial, securities (including any disruption thereof and any decline in the price of any security or any market index) or credit markets (including changes in prevailing interest rates) or general economic or business conditions in the United States or elsewhere in the world;

(b) conditions or effects that generally affect the industry in which the Business operates;

(c) national or international political or social conditions, including armed hostilities, national emergency or acts of war (whether or not declared), sabotage or terrorism, changes in government, military actions or “force majeure” events, or any escalation or worsening of any such acts or events;

(d) natural disasters or “acts of God”;

(e) effects arising from changes in GAAP or any other country or international accounting principles or standards, any Applicable Law, Competition Law or applicable Order (including, in each case, any interpretation thereof by any applicable Governmental Entity);

(f) any failure to meet any budgets, projections, forecasts or predictions of financial performance or estimates of revenue, earnings, cash flow or cash position, for any period (although the underlying cause of such failure may, independently, constitute a Company Material Adverse Effect);

(g) the taking of any action permitted or contemplated by this Agreement necessary to consummate the transactions contemplated hereby, or taken at the request of Parent or its Affiliates, or the failure to take any action if such action is prohibited by this Agreement;

(h) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees (including any employee departures or labor union or labor organization activity), financing sources or Governmental Entities, or any communication by Parent or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to the Company or any of its Subsidiaries or the Business, or any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent or its Affiliates; or

(i) seasonal fluctuations in the Business.

“Company Transaction Expenses” shall mean all costs and expenses incurred by the Company and its Subsidiaries in connection with the contemplated sale of the Company, the preparation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all fees and out of pocket expenses of all Representatives of the Company and its Subsidiaries, including attorneys, accountants, and financial advisors, but excluding (i) all items which are included in Parent Transaction Expenses and (ii) any such amounts paid prior to the Effective Time.

“Competition Law” shall mean statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, or the creation or strengthening of a dominant position, or the substantial lessening of competition, including the HSR Act and the Competition Act (Brazil).

“Conclusive Cash” shall mean the Cash set forth on the Conclusive Statement.

“Conclusive Net Working Capital Deficit” shall mean the Net Working Capital Deficit set forth on the Conclusive Statement.

“Conclusive Net Working Capital Surplus” shall mean the Net Working Capital Surplus set forth on the Conclusive Statement.

“Contract” shall mean any written contract, agreement, license, lease, note, mortgage, indenture, arrangement, mercantile offer, commercial offer or other binding written obligation, excluding purchase orders, bills of materials or other similar arrangements.

“Current Assets” shall mean the sum of (i) net accounts receivable, (ii) inventories, (iii) prepaid expenses, and (iv) other current assets, each item (i) through (iv) determined in accordance with the Agreed Principles; provided, however, that Current Assets shall exclude any asset to the extent included in (a) Cash, (b) deferred income Tax assets, (c) any and all Tax assets for federal, state and local income Taxes, including any Tax receivable or Tax asset attributable to any Transaction Tax Deduction and (d) the ICMS Tax Assets as of the date of this Agreement that thereafter have been reclassified from long-term to short-term prior to the Closing; provided, further, that Current Assets shall include any and all Tax assets relating to non-income Taxes, to the extent such items are included in “current assets” as reflected on the GSI Group Financials.

“Current Liabilities” shall mean the sum of (i) accounts payable, (ii) payroll and payroll related expenses (excluding amounts payable under the Bonus Plans, unless expressly included pursuant to Section 6.5(b) or 6.5(c)), (iii) accrued warranty, (iv) other accrued expenses and (v) customer deposits, each item (i) through (v) above determined in accordance with the Agreed Principles; provided, however, that Current Liabilities shall exclude any liability to the extent related to or included in: (a) Payoff Amount, (b) deferred income Tax liabilities, (c) Company Transaction Expenses, (d) Transaction Bonus Amount and (e) any and all Tax liabilities for federal, state and local income Taxes; provided, further, that Current Liabilities shall include any and all Tax liabilities relating to non-income Taxes, to the extent such items are included in “current liabilities” as reflected on the GSI Group Financials.

“Disclosure Schedules” shall mean the disclosure schedules delivered to Parent on the date hereof and attached to this Agreement and made an integral part hereof as may be amended, modified or supplemented in accordance with Section 9.1.

“Environmental Claims” shall mean any claims, notice of noncompliance or violation and legal proceedings by any Governmental Entity or Person alleging potential liability arising under any Environmental Law.

“Environmental Laws” shall mean all Applicable Law relating to pollution or contamination of the air, soil, surface water or groundwater or to protection of the environment, including any law relating to the use, transportation, storage, disposal, release or threatened release of any Hazardous Substance, or to health and safety as they may be affected by the release of, or exposure to, any Hazardous Substance.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with the Company or any Subsidiary within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” shall mean the escrow account in which the Escrow Agent shall hold the Escrow Fund.

“Escrow Agent” shall mean JP Morgan Chase Bank N.A.

“Escrow Amount” shall mean ten million dollars ($10,000,000).

“Estimated Cash” shall mean the Cash estimated by the Stockholder Representative and set forth on the Closing Date Statement.

“Estimated Net Working Capital Deficit” shall mean the Net Working Capital Deficit, if any, estimated by the Stockholder Representative and set forth on the Closing Date Statement.

“Estimated Net Working Capital Surplus” shall mean the Net Working Capital Surplus, if any, estimated by the Stockholder Representative and set forth on the Closing Date Statement.

“Existing Facilities” shall mean the Senior Facility and the Second Lien Facility.

“Facility Lenders” shall mean the lenders under the Existing Facilities.

“FINEP Facility” shall mean the credit line facility entered into on January 19, 2009 between GSI Brasil and Financiadora de Estudos e Projetos (FINEP).

“GAAP” shall mean United States generally accepted accounting principles in effect as of December 31, 2010, consistently applied.

“Governmental Authorization” shall mean any license, certificate of authority, permit, order, consent, approval, registration, authorization, qualification or filing granted by or with any Governmental Entity.

“Governmental Entity” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau, authority or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“GSI Brasil” shall mean GSI Brasil Industria e Comercio de Equipamentos Agropecuraios Ltd, an indirect wholly-owned subsidiary of the Company.

“GSI Group” shall mean The GSI Group, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of GSI Holdings.

“GSI Group Financials” shall mean the audited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of the Company as of and for the fiscal year ended December 31, 2010.

“GSI Holdings” shall mean GSI Holdings, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Company.

“Hazardous Substances” shall mean any toxic substance, hazardous material, dangerous substance, pollutant, contaminant, petroleum, petroleum based substance, asbestos containing material, PCBs, waste, or chemical waste, as defined by or regulated under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., the Clean Water Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Safe Drinking Water Act, 42 U.S.C. §300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §1801 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001 et seq., the Oil Pollution Act, 15 U.S.C. §2601 et seq., and any state or local equivalents thereof.

“ICMS Tax Asset” shall mean “192600 VAT Long Term Reserve” on the most recent consolidated balance sheet of the Company available at Closing.

“Indebtedness” shall mean, with respect to the Company and its Subsidiaries, without duplication, the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, of (a) all indebtedness for borrowed money owed by the Company or any of its Subsidiaries under a credit facility, (b) all indebtedness for borrowed money evidenced by any note, bond, debenture or other debt security (but excluding, for the avoidance of doubt, trade payables in the ordinary course of business and accrued expenses other than interest) and (c) any obligations under capital leases with respect to which the Company or its Subsidiaries is liable (which shall not include any portion of any operating lease). Notwithstanding the foregoing, Indebtedness does not include (i) any operating or lease obligations (other than capital leases described in clause (c) of this definition), (ii) any letters of credit, performance bonds, bankers acceptances or similar obligations entered into in the ordinary course of business, (iii) any amounts included as Current Liabilities in the definition of “Net Working Capital” herein and (iv) any installment payments.

“Indemnitor” shall mean any party from which any Indemnitee is seeking indemnification pursuant to the provisions of this Agreement.

“Intellectual Property” shall mean all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Applicable Laws of any jurisdiction throughout the world: (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, trade names and other proprietary indicia of goods and services, and all applications and registrations in connection therewith, and all goodwill associated therewith; (c) Internet domain names; (d) copyrightable works and copyright registrations and applications therefor; (e) confidential information, formulas, designs, devices, technology, and other trade secrets and know-how; and (f) computer programs and systems, whether embodied in software, firmware or otherwise, all databases and compilations, and all related documentation, and including any and all forms in which any of the foregoing is embodied (whether in source code, object code, executable code or human readable form) (collectively, “Software”).

“Intercompany Obligation” shall mean any obligation between the Company and one or more of its Subsidiaries or between any two or more of the Company’s Subsidiaries entered into in the ordinary course of business consistent with past practice.

“Key Employees” shall mean, collectively, Scott Clawson, John Henderson and Jared Knudson.

“Knowledge” or any similar phrase shall mean the actual knowledge, after reasonable inquiry (provided that “reasonable inquiry” shall not require inquiry of any Person that is not an employee of the Company that reports directly to such individuals), of (a) with respect to the Company or any of its Subsidiaries, any of Scott Clawson, John Henderson, Mike Held, Jared Knudson, Allen Deutsch and Steve Henry, in their respective areas of responsibility and (b) with respect to Parent or Merger Sub, Martin Richenhagen, Andy Beck and David Williams, in their respective areas of responsibility.

“Leased Facilities” shall mean all real property leased or subleased by the Company or any of its Subsidiaries on or after the date of this Agreement, including the real property designated as leased or subleased on Schedule 4.7(a)(ii).

“Liens” shall mean any liens, security interests, deeds of trust, pledges, charges, conditional sales contracts, mortgages or encumbrances.

“Loss” or “Losses” means any and all losses, damages, costs, expenses, obligations, debt, liabilities, obligations, settlement payments, awards, judgments, fines, obligations and claims of any kind; but specifically excluding any special, consequential, indirect or incidental damages, lost profits or punitive damages; provided, however, that Losses shall not be calculated based on multiples of revenues, profits, cash flow, or earnings before interest, taxes, depreciation and amortization or similar valuation methodology; provided, further, that notwithstanding the foregoing, nothing herein shall limit a Person’s ability to recover any Losses to the extent awarded in connection with a Third Party Claim. For the avoidance of doubt, Losses shall be determined after taking into consideration any amounts actually received by the Party seeking indemnification pursuant to any other agreement (other than this Agreement).

“Management Services Agreement” shall mean the Transaction Fee and Management Services Agreement, dated as of August 1, 2007, among the Company, GSI Group, GSI Holdings, Centerbridge Advisors, LLC and Charlesbank Capital Partners, LLC.

“Net Working Capital” as of any date shall mean (i) the combined Current Assets of the Company and its Subsidiaries minus (ii) the combined Current Liabilities of the Company and its Subsidiaries. Except as otherwise described herein, Net Working Capital shall be determined in accordance with the Agreed Principles, and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby. For the avoidance of doubt, and solely as an illustration of the methodology set forth in the preceding sentences, Net Working Capital as of July 31, 2011 was approximately $43,644,000 after rounding, and was calculated as set forth in the sample calculation of Net Working Capital set forth on Schedule 1(a).

“Net Working Capital Amount” shall mean the Net Working Capital as of immediately prior to the Effective Time.

“Net Working Capital Deficit” shall mean the amount, if any, by which the Reference Net Working Capital Amount exceeds the Net Working Capital Amount.

“Net Working Capital Surplus” shall mean the amount, if any, by which the Net Working Capital Amount exceeds the Reference Net Working Capital Amount.

“Option” shall mean each stock option issued pursuant to the 2007 GSI Holdings Corp. Stock Incentive Plan, as amended, and outstanding on the date hereof.

“Option Proceeds Amount” shall mean the aggregate exercise price of all Vested Options as of immediately prior to the Effective Time.

“Optionholders” shall mean the Persons who immediately prior to the Effective Time, are the record owners of the Vested Options.

“Organizational Documents” shall mean, with respect to any corporation, its articles or certificate of incorporation or memorandum or articles of association and by-laws or documents of similar substance; with respect to any limited liability company, its articles or certificate of organization, formation or association and its operating agreement or limited liability company agreement or documents of similar substance; with respect to any limited partnership, its certificate of limited partnership and partnership agreement or documents of similar substance; and with respect to any other entity, documents of similar substance to any of the foregoing.

“Owned Real Property” shall mean real property presently owned by any of the Company or any of its Subsidiaries on or after the date of this Agreement.

“Parent Material Adverse Effect” shall mean a material impairment of or delay in the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or to perform their respective obligations under this Agreement.

“Parent Transaction Expenses” shall mean all costs and expenses incurred by or on behalf of Parent and Merger Sub in connection with the preparation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including all fees and out of pocket expenses of all Representatives of Parent and Merger Sub, including attorneys, accountants, and financial advisors, but excluding all items that are included in Company Transaction Expenses.

“Payoff Amount” shall mean an amount equal to (i) the amount necessary at the Effective Time to fully discharge the Indebtedness under the Existing Facilities outstanding immediately prior to the Effective Time, as set forth in payoff letters obtained by the Company from the Facility Lenders immediately prior to the Closing, plus (ii) the termination amounts determined in accordance with the Swap Agreements; provided that any termination amount owed to the Company shall be expressed as a negative number plus (iii) the amount due under the Management Services Agreement, plus, if applicable, (iv) the amount necessary at the Effective Time to fully discharge the Indebtedness under any of the Brazilian Debt outstanding immediately prior to the Effective Time, as set forth in payoff letters obtained by the Company from the applicable Brazilian Lenders immediately prior to the Closing, in the event that the Company chooses to repay such Brazilian Debt at the Closing pursuant to Section 2.10, plus, if applicable, (v) the principal amount outstanding immediately prior to the Effective Time of any Indebtedness under any of the Brazilian Debt to remain outstanding following the Effective Time, in the event that the Company chooses to procure the consent of the applicable Brazilian Lender or otherwise leave such Brazilian Debt outstanding pursuant to Section 2.10.

“Percentage Share” shall mean, (A) with respect to each Stockholder (other than an Optionholder), a percentage equal to the quotient of (x) the total number of shares of Company Common Stock owned by such person immediately prior to the Effective Time divided by (y) the Share Number, and (B) with respect to each Optionholder, a percentage equal to the quotient of (1) the total number of shares of Company Common Stock subject to the Options owned by such person immediately prior to the Effective Time, divided by (2) the Share Number.

“Permitted Lien” shall mean (i) any Liens to the extent reflected in the Financial Statements; (ii) any Liens as would not interfere in any material respect with the conduct of the Business as presently conducted; (iii) any Liens for Taxes, assessments and other governmental charges not yet due and payable; (iv) Liens in favor of any vendors, mechanics, workmen, repairmen, warehousemen, carriers, materialmen, construction or other similar Liens and encumbrances arising by operation of law or in the ordinary course of business or being contested in good faith by appropriate proceedings; (v) easements, rights of way or other similar matters or restrictions or exclusions that would be shown by a current title report or other similar report; (vi) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection that would not reasonably be expected to materially adversely affect the operation of the Business at such location as the Business is currently being conducted at such location, (vii) zoning and building codes and other similar Laws, none of which are violated in any respect by the current use or occupancy of the real property subject thereto, (viii) statutory landlord Liens arising under the lease agreements listed on Schedule 4.7(a)(ii); (ix) Liens associated with purchase money security interests; (x) non-exclusive licenses, sublicenses, leases and subleases of Intellectual Property in the ordinary course of business and (x) Liens disclosed on Schedule 1(b).

“Per Share Portion” shall mean, as of the time of determination, a fraction, the numerator of which is one, and the denominator of which is the Share Number.

“Person” shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, Governmental Entity, joint venture, estate, trust, association, organization or other entity of any kind or nature.

“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date.

“Preamble” shall mean the first paragraph of this Agreement.

“Recitals” shall mean the paragraphs immediately following the Preamble and prior to Article I.

“Reference Net Working Capital Amount” shall mean $50,810,000.

“Release” shall mean any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Second Lien Facility” shall mean the credit facilities under that certain second lien credit agreement, dated as of August 1, 2007, among GSI Holdings L.L.C., UBS AG, Stamford Branch (collateral agent), Woodbridge Investments, Inc. and certain lenders and guarantors thereunder.

“Senior Facility” shall mean the credit facilities under that certain credit agreement, dated as of August 1, 2007, as amended October 11, 2007, among GSI Holdings LLC, UBS Securities LLC, Wachovia Capital Markets LLC, UBS AG, Stamford Branch and UBS Loan Finance LLC and certain lenders and guarantors thereunder.

“Share Number” shall mean the sum of (x) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock held by the Company as treasury stock, but including (i) shares of Company Common Stock issued between the date of this Agreement and the Effective Time as the result of the exercise of any Options, if any, and (ii) any shares of Company Common Stock held by Merger Sub, Parent or any Subsidiary of Parent immediately prior to the Effective Time) and (y) the maximum number of shares of Company Common Stock issuable upon the exercise of all Vested Options.

“Straddle Period” shall mean any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, limited liability company or other entity of which such Person has, directly or indirectly, (i) ownership of securities or other interests having the power to elect a majority of the board of directors or similar governing body of such corporation, partnership, limited liability company or other entity, or (ii) the power to direct the business and policies of that corporation, partnership, limited liability company or other entity.

“Swap Agreements” shall mean (i) the Bank of Montreal Swaption Transaction Confirmation, by and between the Bank of Montreal and GSI Holdings Corp. trade date October 29, 2010, (ii) the ISDA Master Agreement, by and between Wachovia Bank, N.A. and GSI Holdings L.L.C., dated August 13, 2007, and (iii) the ISDA Master Agreement, by and between UBS AG, London Branch, and GSI Holdings L.L.C., dated November 17, 2010, as supplemented by the Rate Swap Transaction Confirmation, dated effective August 31, 2011.

“Swap Counterparties” shall mean the Bank of Montreal, Wachovia Bank, N.A. and UBS AG, London Branch.

“Tax Authority” shall mean any Governmental Entity or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of Taxes.

“Tax Period” shall mean any period prescribed by any Tax Authority for which a Tax Return is required to be filed or, in the case of Taxes other than income Taxes, a Tax is required to be paid.

“Tax Returns” shall mean any return, report, declaration or other document (including any related or supporting information) required to be filed with any Tax Authority with respect to Taxes, including information returns, claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

“Taxes” shall mean all taxes, charges, levies, penalties or other assessments imposed by any United States federal, state, local or foreign Tax Authority, including, but not limited to income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, stamp, value added, alternative or add-on minimum, use, license, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, customs, duties charges, levies or assessments, including any interest or penalties attributable thereto.

“Transaction Documents” shall mean this Agreement, the Escrow Agreement and the written agreement with the Paying Agent under Section 2.6.

“Transaction Tax Deduction” shall mean any item of loss or deduction resulting from or attributable to the transactions contemplated hereby, including any loss or deduction resulting from or attributable to (i) unamortized financing costs incurred with respect to Indebtedness satisfied at the Closing and (ii) payments with respect to Company Transaction Expenses (without regard to clause (ii) of that definition), the Closing Date Option Payment, the Sellers’ Share of the Bonus Amount, the Aggregate Full-Year Bonus Amount, the Transaction Bonuses and the Post-Closing Option Payment.

“Transfer Taxes” shall mean all sales, bulk sales, value added, gross receipts, conveyance, excise, license, use, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar taxes, together with any interest thereon, penalties, fines, costs, fees or additions to Tax.

“Vested Option” shall mean any Option that is vested (or becomes vested as a result of the Merger), outstanding and unexercised at the Effective Time.